Exhibit 99.1

Intercorp Financial Services Inc.

Third Quarter 2020 Earnings

Lima, Peru, November 12, 2020. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the third quarter 2020. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Improving performance in 3Q20, adjusted quarterly ROAE up to 16.3%

•	3Q20 earnings positively impacted by lower provisions at Interbank and strong results at Interseguro and Inteligo
•	Interbank back to profits while Interseguro and Inteligo posted high profitability
•	Strengthened capital ratios at all segments
•	Adjusted efficiency ratio at 27.9%, an improvement of 200 bps QoQ and 680 pbs YoY
•	Digital trends and new alliances continue to support IFS’ strategy

Interbank: 3Q20 earnings positively impacted by lower provisions and top line recovery

•	12.9% market share in loans, boosted by Reactiva Peru disbursements
•	Quarterly recovery in revenues with adjusted NII growing 5.7% and total other income 26.8%
•	50 bps QoQ reduction in cost of funds, down to 1.7%
•	Quarterly decrease in provisions, yet still above pre COVID-19 levels; 4.5% CoR in 3Q20
•	450 bps YoY improvement in adjusted efficiency ratio

Interseguro: Solid profits in 3Q20 drove ROAE up to 19.4% in 9M20

•	Top line recovery and positive adjustment of technical reserves offset higher net claims and benefits
•	Cost containment measures resulted in 14.6% YoY reduction in other expenses
•	Results from investments increased 5.5% QoQ and 8.1% YoY, with ROIP reaching 6.2%
•	Market leader in annuities with a 27.2% share YTD

Inteligo: Earnings boost driven by positive investment results, 9M20 ROAE recovered to 14.5%

•	Three-fold QoQ and five-fold YoY growth in net profit
•	Revenues positively affected by mark-to-market on investment portfolio
•	Continued growth in AUM: 3.0% QoQ and 9.9% YoY

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ Statement of financial position

S/ million	09.30.19	06.30.20	09.30.20	%chg 09.30.20/ 06.30.20	%chg 09.30.20/ 09.30.19
Assets
Cash and due from banks and inter-bank funds	11,710.7	15,156.3	17,573.1	15.9%	50.1%
Financial investments	18,353.2	21,198.7	22,787.9	7.5%	24.2%
Loans, net of unearned interest	36,880.4	42,061.8	43,962.9	4.5%	19.2%
Impairment allowance for loans	(1,465.1)	(2,731.3)	(3,116.5)	14.1%	n.m.
Property, furniture and equipment, net	879.8	899.3	875.0	(2.7)%	(0.6)%
Other assets	5,045.8	5,195.1	3,930.0	(24.4)%	(22.1)%
Total assets	71,404.9	81,779.8	86,012.4	5.2%	20.5%
Liabilities and equity
Deposits and obligations	36,277.2	44,144.7	45,208.9	2.4%	24.6%
Due to banks and correspondents and inter-bank funds	4,468.8	7,997.7	10,555.0	32.0%	n.m.
Bonds, notes and other obligations	8,339.3	7,495.4	7,696.1	2.7%	(7.7)%
Insurance contract liabilities	11,453.3	11,708.2	11,793.3	0.7%	3.0%
Other liabilities	2,385.7	2,596.9	2,424.0	(6.7)%	1.6%
Total liabilities	62,924.2	73,943.0	77,677.2	5.1%	23.4%
Equity, net
Equity attributable to IFS' shareholders	8,436.2	7,795.0	8,291.7	6.4%	(1.7)%
Non-controlling interest	44.4	41.8	43.5	4.0%	(2.0)%
Total equity, net	8,480.6	7,836.8	8,335.2	6.4%	(1.7)%
Total liabilities and equity net	71,404.9	81,779.8	86,012.4	5.2%	20.5%

Intercorp Financial Services’ profits were S/ 318.5 million in 3Q20, compared to a loss of S/ -457.3 million in 2Q20 and net profit of S/ 334.5 million in 3Q19. However, it is worth noting that IFS’ results in 3Q20 were negatively impacted by the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic, for S/ 14.5 million or S/ 10.2 million after taxes.

IFS annualized ROAE was 15.8% in 3Q20, a recovery from the previous quarter, but still below the 16.8% annualized ROAE reported in 3Q19. However, when excluding the previously mentioned impact, 3Q20 annualized ROAE was 16.3%.

Intercorp Financial Services’ P&L statement

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Interest and similar income	1,228.9	1,043.5	1,186.1	13.7%	(3.5)%
Interest and similar expenses	(349.5)	(309.7)	(281.0)	(9.3)%	(19.6)%
Net interest and similar income	879.4	733.8	905.1	23.3%	2.9%
Impairment loss on loans, net of recoveries	(223.6)	(1,290.5)	(463.3)	(64.1)%	n.m.
Recovery (loss) due to impairment of financial investments	(1.1)	(11.9)	(2.8)	(76.4)%	n.m.
Net interest and similar income after impairment loss	654.7	(568.6)	439.0	n.m.	(32.9)%
Fee income from financial services, net	229.8	142.6	174.7	22.5%	(24.0)%
Other income	141.9	187.3	267.8	43.0%	88.7%
Total premiums earned minus claims and benefits	(58.1)	(63.9)	(61.7)	(3.4)%	6.3%
Net Premiums	157.5	117.7	130.7	11.1%	(17.0)%
Adjustment of technical reserves	(39.5)	(2.8)	17.6	n.m.	n.m.
Net claims and benefits incurred	(176.1)	(178.7)	(210.0)	17.5%	19.3%
Other expenses	(498.0)	(415.9)	(446.7)	7.4%	(10.3)%
Income before translation result and income tax	470.4	(718.5)	373.1	n.m.	(20.7)%
Translation result	(16.8)	(5.7)	(12.5)	n.m.	(25.6)%
Income tax	(119.1)	266.9	(42.1)	n.m.	(64.7)%
Profit for the period	334.5	(457.3)	318.5	n.m.	(4.8)%
Attributable to IFS' shareholders	332.4	(453.5)	317.4	n.m.	(4.5)%
EPS	2.94	n.m.	2.75
ROAE	16.8%	n.m.	15.8%
ROAA	1.9%	n.m.	1.5%
Efficiency ratio	34.7%	33.4%	28.2%

Quarter-on-quarter performance

IFS’ quarterly performance was mainly due to lower impairment loss on loans at Interbank, in addition to higher net interest and similar income across all subsidiaries and growth in other income at Inteligo and Interbank. These effects were partially offset by resumed income tax payments at Interbank, as well as higher other expenses mostly at Interbank and Interseguro.

Net interest and similar income increased S/ 171.3 million, or 23.3% QoQ, mainly due to higher interest on loans and on financial investments at Interbank. Additionally, a positive impact from a higher inflation rate on Interseguro’s fixed income portfolio and incremental dividends received from investments at Inteligo, also contributed to the quarterly increase in net interest and similar income.

Impairment loss on loans decreased 64.1% QoQ, mainly due to a base effect related to the adjustments of the bank’s expected loss models to address the impact of the COVID-19 pandemic, which were first implemented in 2Q20. These adjustments included: (i) the update of macroeconomic variables used in our forward-looking risk models; (ii) the migration within stages of retail exposures subject to multiple installments or total debt rescheduling; and (iii) a case-by-case risk analysis within our commercial loan book.

Net fee income from financial services increased S/ 32.1 million, or 22.5% QoQ, mainly explained by higher commissions from credit card services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, and commissions from banking services, all at Interbank. These effects were partially offset by lower brokerage and custody fees at Inteligo.

Other income increased S/ 80.5 million, or 43.0% QoQ, mainly due to higher net trading gains at Inteligo, mostly related to positive mark-to-market valuations on its proprietary investment portfolio. Additionally, growth in extraordinary revenue items at Interbank also contributed to the quarterly increase in other income. These effects were partially compensated by reductions in net gain on sale of financial investments and in net gain on financial assets at fair value at Interseguro.

Total premiums earned minus claims and benefits at Interseguro showed a quarterly growth of S/ 2.2 million, explained by a S/ 20.4 million release in adjustment of technical reserves and a S/ 13.0 million increase in net premiums, partially offset by S/ 31.3 million growth in net claims and benefits incurred.

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Other expenses increased S/ 30.8 million, or 7.4% QoQ, mainly due to higher third-party commissions at Interbank and Interseguro, net expenses related to rental income at Interseguro, and salaries and employee benefits at Inteligo and Interseguro. It is worth mentioning that these increases were related to a moderate recovery in business activity.

Finally, resumed income tax payments at Interbank and a negative effect in translation result partially offset the quarterly growth in profits.

Year-on-year performance

The annual decrease in IFS’ profits was mainly due to higher impairment loss on loans at Interbank, in addition to reductions in net fee income from financial services at all subsidiaries. Moreover, lower total premiums earned minus claims and benefits at Interseguro also contributed to the YoY reduction in bottom-line. These effects were partially offset by increases in other income across all subsidiaries and in net interest and similar income at Interbank and Interseguro. Additionally, reductions in the effective tax rate at Interbank and in other expenses at all three business segments also contributed to offset the annual reduction in earnings.

Net interest and similar income increased S/ 25.7 million, or 2.9% YoY, mainly due to lower interest expense on deposits and obligations, and on bonds, notes and other obligations, both at Interbank. Additionally, a positive impact from a higher inflation rate on Interseguro’s fixed income portfolio also contributed to the annual increase in net interest and similar income. These effects were partially offset by a contraction in the spread between the loan rate and the deposit rate at Inteligo.

Impairment loss on loans grew more than two-fold YoY, explained by higher provision requirements in cash loans, credit cards and mortgages, as well as in all segments of the commercial loan book. All this was mainly attributed to the adjustments of the bank’s expected loss models to address the impact of the COVID-19 pandemic.

Net fee income from financial services decreased S/ 55.1 million, or 24.0% YoY, mainly due to lower commissions from credit card services, commissions from banking services, and fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, all at Interbank. Additionally, lower brokerage fees at Inteligo also contributed to the lower result.

Other income increased S/ 125.9 million, or 88.7% YoY, mainly due to positive mark-to-market valuations on proprietary portfolio investments at Inteligo and higher net gain on sale of financial investments at Interbank. Moreover, growth in net gain on financial assets at fair value, and net gain on sale of financial investments, in addition to a favorable effect in gain on sale of investment property at Interseguro, also contributed to the annual performance in other income.

On a yearly basis, total premiums earned minus claims and benefits at Interseguro decreased S/ 3.6 million explained by a S/ 33.9 million increase in net claims and benefits incurred, and a S/ 26.8 million decrease in net premiums, partially offset by a S/ 57.1 million reduction in adjustment of technical reserves.

Other expenses decreased double-digit across all subsidiaries, as a result of cost containment measures implemented to offset the impacts of the COVID-19 pandemic on revenues.

IFS effective tax rate decreased, from 26.3% in 3Q19 to 11.7% in 3Q20, mainly attributed to a lower effective tax rate at Interbank and higher tax-exempt profits from Inteligo and Interseguro.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Interbank, Interseguro and Inteligo to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by segment

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Interbank	291.2	(567.7)	146.7	n.m.	(49.6)%
Interseguro	34.0	58.5	66.5	13.8%	96.0%
Inteligo	18.9	32.6	110.5	n.m.	n.m.
Corporate and eliminations	(9.6)	19.3	(5.3)	n.m.	(44.9)%
IFS profit for the period	334.5	(457.3)	318.5	n.m.	(4.8)%

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Interbank

SUMMARY

Interbank’s profits were S/ 146.7 million in 3Q20, compared to a loss of S/ -567.7 million in 2Q20 and net profit of S/ 291.2 million in 3Q19. The quarterly result was mainly attributed to an S/ 827.3 million reduction in impairment loss on loans, in addition to growth of S/ 162.8 million in net interest and similar income, S/ 40.1 million in net fee income from financial services, and S/ 17.5 million in other income. These effects were partially offset by resumed income tax payments and a S/ 31.0 million increase in other expenses.

The annual performance in net profit was mainly due to a S/ 239.6 million growth in impairment loss on loans and a S/ 60.3 million reduction in net fee income from financial services. These effects were partially compensated by a lower effective tax rate and a S/ 44.5 million decrease in other expenses, as well as by increases of S/ 21.1 million in other income and S/ 18.5 million in net interest and similar income.

It is worth mentioning that interest and similar income, and net interest and similar income were negatively affected by the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 136.6 million or S/ 96.3 million after taxes in 2Q20, and for S/ 14.5 million or S/ 10.2 million after taxes in 3Q20.

Interbank’s ROAE was 10.1% in 3Q20, an improvement compared to the situation in 2Q20, but still lower than the 19.8% reported in 3Q19. Excluding the impact from the modification of contractual cash flows, the bank’s ROAE was 10.8% in 3Q20.

Banking Segment’s P&L Statement

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Interest and similar income	1,038.2	853.1	987.0	15.7%	(4.9)%
Interest and similar expense	(314.6)	(273.8)	(244.8)	(10.6)%	(22.2)%
Net interest and similar income	723.6	579.3	742.1	28.1%	2.6%
Impairment loss on loans, net of recoveries	(223.6)	(1,290.5)	(463.2)	(64.1)%	n.m.
Recovery (loss) due to impairment of financial investments	(0.0)	0.2	(0.1)	n.m.	n.m.
Net interest and similar income after impairment loss	500.0	(711.1)	278.8	n.m.	(44.2)%
Fee income from financial services, net	213.4	113.0	153.1	35.5%	(28.2)%
Other income	98.6	102.2	119.7	17.1%	21.4%
Other expenses	(411.8)	(336.3)	(367.3)	9.2%	(10.8)%
Income before translation result and income tax	400.2	(832.2)	184.3	n.m.	(53.9)%
Translation result	1.2	1.1	(3.0)	n.m.	n.m.
Income tax	(110.2)	263.3	(34.6)	n.m.	(68.6)%
Profit for the period	291.2	(567.7)	146.7	n.m.	(49.6)%
ROAE	19.8%	n.m.	10.1%
Efficiency ratio	39.2%	41.4%	35.2%
NIM	5.8%	4.0%	4.6%
NIM on loans	9.0%	6.8%	8.0%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 64,031.6 million as of September 30, 2020, an increase of 8.3% QoQ and 30.9% YoY.

The quarterly growth in interest-earning assets was attributed to increases of 18.1% in cash and due from banks and inter-bank funds, 11.4% in financial investments and 4.1% in loans. Growth in cash and due from banks and inter-bank funds was due to higher reserve requirements and deposits at the Central Bank, partially offset by lower restricted funds. The increase in financial investments was mainly a result of higher balances of sovereign bonds, Central Bank Certificates of Deposits (CDBCR) and global bonds, partially compensated by reductions in corporate bonds from financial and non-financial institutions.

The YoY increase in interest-earning assets was attributed to growth of 67.5% in financial investments, 63.0% in cash and due from banks and inter-bank funds, and 15.9% in loans. The increase in financial investments was mainly due to higher volumes of sovereign bonds, global bonds, corporate bonds from financial institutions and CDBCR. Growth in cash and due from banks and inter-bank funds resulted from higher deposits and reserve requirements at the Central Bank.

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Interest-earning assets

S/ million	09.30.19	06.30.20	09.30.20	%chg 09.30.20/ 06.30.20	%chg 09.30.20/ 09.30.19
Cash and due from banks and inter-bank funds	10,025.3	13,830.4	16,338.4	18.1%	63.0%
Financial investments	5,056.4	7,605.2	8,470.4	11.4%	67.5%
Loans	33,846.1	37,668.1	39,222.8	4.1%	15.9%
Total interest-earning assets	48,927.8	59,103.7	64,031.6	8.3%	30.9%

Loan portfolio

S/ million	09.30.19	06.30.20	09.30.20	%chg 09.30.20/ 06.30.20	%chg 09.30.20/ 09.30.19
Performing loans
Retail	18,575.5	18,706.1	18,272.0	(2.3)%	(1.6)%
Commercial	15,263.8	20,221.2	22,269.3	10.1%	45.9%
Total performing loans	33,839.3	38,927.4	40,541.2	4.1%	19.8%
Restructured and refinanced loans	223.5	258.6	272.8	5.5%	22.1%
Past due loans	975.2	977.6	1,147.0	17.3%	17.6%
Total gross loans	35,037.9	40,163.7	41,961.0	4.5%	19.8%
Add (less)
Accrued and deferred interest	273.1	235.6	378.0	60.4%	38.4%
Impairment allowance for loans	(1,464.9)	(2,731.2)	(3,116.2)	14.1%	n.m.
Total direct loans, net	33,846.1	37,668.1	39,222.8	4.1%	15.9%

The QoQ and YoY increase in the loan portfolio was mostly explained by disbursements related to the origination of commercial loans under the Reactiva Peru Program. As of September 30, 2020, these loans amounted S/ 6,709.4 million, of which S/ 2,876.8 million were disbursed during 3Q20.

Performing loans increased 4.1% QoQ due to 10.1% growth in commercial loans, partially offset by a 2.3% reduction in retail loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have decreased 3.6% and 5.1% QoQ, respectively.

The quarterly increase in commercial loans was mainly explained by higher short and medium-term lending, mostly to small and medium-sized companies. As mentioned above, this increase was driven by the bank’s participation in the Reactiva Peru Program.

The QoQ decrease in retail loans was due to reductions of 7.4% in credit cards and 2.2% in other consumer loans, partially offset by 1.3% growth in mortgages. Reduction in other consumer loans was explained by lower cash loans and vehicle loans, while the increase in mortgages, by higher demand in traditional products.

Performing loans grew 19.8% YoY explained by a 45.9% increase in commercial loans, partially compensated by a 1.6% reduction in retail loans. Excluding the effect of the Reactiva Peru Program, performing loans would have maintained relatively stable YoY, while commercial loans would have grown 1.9% YoY.

The annual increase in commercial loans was mainly explained by higher short and medium-term lending in all client segments.

The YoY decrease in retail loans was due to a 13.5% reduction in credit cards, partially compensated by increases of 6.4% in mortgages and 0.5% in other consumer loans. Growth in mortgages was due to a higher demand in both traditional and MiVivienda products, while the increase in other consumer loans was a result of higher payroll deduction loans and cash loans.

It is worth mentioning that, as of September 30, 2020, and in line with the measures implemented to help our customers to overcome the impacts from the COVID-19 pandemic, 447 thousand clients had their loans rescheduled, out of which approximately 431 thousand were retail clients and around 17 thousand, commercial clients. Loans that were subject to some kind of rescheduling represented S/ 11.8 billion or 27.9% of our total portfolio. Of these, S/ 8.3 billion were retail loans (42.4% of total retail loans), and the remaining S/ 3.5 billion were commercial loans (15.4% of total commercial loans).

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Breakdown of retail loans

S/ million	09.30.19	06.30.20	09.30.20	%chg 09.30.20/ 06.30.20	%chg 09.30.20/ 09.30.19
Consumer loans:
Credit cards	5,662.4	5,285.0	4,895.4	(7.4)%	(13.5)%
Other consumer	6,189.2	6,360.5	6,221.2	(2.2)%	0.5%
Total consumer loans	11,851.6	11,645.5	11,116.6	(4.5)%	(6.2)%
Mortgages	6,723.8	7,060.6	7,155.4	1.3%	6.4%
Total retail loans	18,575.5	18,706.1	18,272.0	(2.3)%	(1.6)%

FUNDING STRUCTURE

Funding structure

S/ million	09.30.19	06.30.20	09.30.20	%chg 09.30.20/ 06.30.20	%chg 09.30.20/ 09.30.19
Deposits and obligations	33,741.8	41,449.4	42,538.2	2.6%	26.1%
Due to banks and correspondents and inter-bank funds	4,125.9	7,681.6	10,254.6	33.5%	n.m.
Bonds, notes and other obligations	7,226.5	6,336.9	6,412.2	1.2%	(11.3)%
Total	45,094.3	55,467.9	59,205.0	6.7%	31.3%
% of funding
Deposits and obligations	74.9%	74.7%	71.9%
Due to banks and correspondents and inter-bank funds	9.1%	13.9%	17.3%
Bonds, notes and other obligations	16.0%	11.4%	10.8%

Interbank's funding base continued to grow strongly on inflows of long-term debt provided by the Central Bank, associated with the bank’s active involvement in the auctions of funds for the Reactiva Peru Program. As of September 30, 2020, the balance of such special funding was S/ 5,713.6 million, of which S/ 3,180.1 million were recorded in 3Q20.

The bank’s total funding base increased 6.7% QoQ, below the performance of interest-earning assets. This was explained by growth of 33.5% in due to banks and correspondents and inter-bank funds, 2.6% in deposits and obligations, and 1.2% in bonds, notes and other obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have increased 1.1% QoQ, while due to banks and correspondents and inter-bank funds would have decreased 11.8%.

The quarterly increase in due to banks and correspondents and inter-bank funds was the result of higher long-term funding from the Central Bank, associated with the bank’s participation in the auctions of funds for the Reactiva Peru Program. This effect was partially offset by lower funding from correspondent banks abroad and COFIDE.

The QoQ increase in deposits and obligations was mainly due to increases of 8.0% in commercial deposits and 3.9% in retail deposits, partially compensated by a 12.1% decrease in institutional deposits.

The quarterly growth in bonds, notes and other obligations was mainly attributable to a 1.7% depreciation of the foreign exchange rate with respect to 2Q20.

The bank’s total funding base increased 31.3% YoY, above the annual growth in interest-earning assets, and was explained by increases of more than two-fold in due to banks and correspondents and inter-bank funds, and 26.1% in deposits and obligations, partially compensated by an 11.3% reduction in bonds, notes and other obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have increased 18.6% YoY, while due to banks and correspondents and inter-bank funds, 10.1%.

The YoY increase in due to banks and correspondents and inter-bank funds was the result of higher long-term funding from the Central Bank, associated with the bank’s participation in the auctions of funds for the Reactiva Peru Program. Higher funding from correspondent banks abroad and COFIDE also contributed to the growth in due to banks and correspondents and inter-bank funds when compared to 3Q19.

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The annual growth in deposits and obligations was mainly explained by increases of 32.3% in institutional deposits, 27.7% in retail deposits and 22.4% in commercial deposits.

The YoY decrease in bonds, notes and other obligations was mainly attributable to the execution of (i) an optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds in October 2019; and (ii) an optional redemption of the prevailing hybrid bonds “8.50% Junior Subordinated Notes due 2070” for US$ 200 million in April 2020. It is worth mentioning that these effects were partially compensated by the placement in the international market of a US$ 300 million subordinated bond in June 2020 and by a 6.3% depreciation of the foreign exchange rate with respect to 3Q19.

As of September 30, 2020, the proportion of deposits and obligations to total funding was 71.9%, lower than the 74.9% reported as of September 30, 2019. Likewise, the proportion of institutional deposits to total deposits increased from 14.1% as of September 30, 2019 to 14.8% as of September 30, 2020.

Breakdown of deposits

S/ million	09.30.19	06.30.20	09.30.20	%chg 09.30.20/ 06.30.20	%chg 09.30.20/ 09.30.19
By customer service:
Retail	15,316.3	18,834.4	19,561.2	3.9%	27.7%
Commercial	13,299.7	15,067.7	16,272.8	8.0%	22.4%
Institutional	4,771.5	7,179.8	6,313.7	(12.1)%	32.3%
Other	354.3	367.6	390.5	6.2%	10.2%
Total	33,741.8	41,449.4	42,538.2	2.6%	26.1%
By type:
Demand	10,922.8	12,660.8	13,801.8	9.0%	26.4%
Savings	11,708.9	15,232.8	16,067.0	5.5%	37.2%
Time	11,095.9	13,551.2	12,655.4	(6.6)%	14.1%
Other	14.2	4.7	14.0	n.m.	(1.4)%
Total	33,741.8	41,449.4	42,538.2	2.6%	26.1%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	3Q19	2Q20	3Q20	%chg QoQ		%chg YoY
Interest and similar income	1,038.2	853.1	987.0	15.7%		(4.9)%
Interest and similar expense	(314.6)	(273.8)	(244.8)	(10.6)%		(22.2)%
Net interest and similar income	723.6	579.3	742.1	28.1%		2.6%
NIM	5.8%	4.0%	4.6%	60	bps	-120	bps

Interest and similar income

S/ million	3Q19	2Q20	3Q20	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	29.0	2.0	3.9	93.2%		(86.4)%
Financial investments	47.7	57.7	64.8	12.3%		35.8%
Loans	961.5	793.4	918.2	15.7%		(4.5)%
Total Interest and similar income	1,038.2	853.1	987.0	15.7%		(4.9)%
Average interest-earning assets	49,953.6	57,564.2	64,491.4	12.0%		29.1%
Average yield on assets (annualized)	8.3%	5.9%	6.1%	20	bps	-220	bps

8

Interest and similar expense

S/ million	3Q19	2Q20	3Q20	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(177.9)	(145.6)	(113.6)	(22.0)%		(36.1)%
Due to banks and correspondents and inter-bank funds	(43.0)	(47.6)	(45.5)	(4.5)%		5.7%
Bonds, notes and other obligations	(93.7)	(80.6)	(85.7)	6.4%		(8.5)%
Total Interest and similar expense	(314.6)	(273.8)	(244.8)	(10.6)%		(22.2)%
Average interest-bearing liabilities	44,044.8	50,725.0	57,336.5	13.0%		30.2%
Average cost of funding (annualized)	2.9%	2.2%	1.7%	-50	bps	-120	bps

QoQ Performance

Net interest and similar income grew 28.1% QoQ due to a 15.7% increase in interest and similar income and a 10.6% decrease in interest and similar expense. However, excluding the impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 136.6 million in 2Q20 and S/ 14.5 million in 3Q20, interest and similar income, and net interest and similar income would have grown 1.2% and 5.7% QoQ, respectively.

The higher interest and similar income was due to growth of 93.2% in interest on due from banks and inter-bank funds, 15.7% in interest on loans and 12.3% in interest on financial investments.

Interest on due from banks and inter-bank funds grew S/ 1.9 million, or 93.2% QoQ, explained by a slight increase in the nominal average rate and 25.0% growth in the average volume. The increase in the nominal average rate was due to higher returns on deposits at the Central Bank, while the growth in the average volume, to higher deposits and reserve funds at the Central Bank.

Interest on loans increased S/ 124.8 million, or 15.7% QoQ, as the result of growth of 70 basis points in the average yield and 7.0% in the average loan portfolio. However, excluding the previously mentioned impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 2Q20 and 3Q20, interest on loans would have grown 0.3% QoQ.

The higher average rate on loans, from 8.2% in 2Q20 to 8.9% in 3Q20, was explained by a yield growth of 210 basis points in retail loans, partially compensated by a 20 basis point reduction in commercial loans. The increase in retail loans was mainly explained by higher rates on credit cards and mortgages, partially compensated by lower average yields on other consumer loans. In the commercial portfolio, rates decreased in trade finance loans and short and medium-term loans, partially compensated by an increase in leasing operations. It is worth mentioning that, as a result of the loan rescheduling carried out as part of the measures implemented to deal with the COVID-19 pandemic, a portion of the interest on loans to be recorded between April and September 2020 was rescheduled, affecting the average yield on loans in 2Q20 and 3Q20. Additionally, the incidence of the low-return loans offered to a number of commercial clients as part of the Reactiva Peru Program also had an impact on the average rate on loans.

The higher average volume of loans was attributed to a 16.8% increase in commercial loans, partially offset by a 2.1% decrease in retail loans. In the commercial portfolio, the higher average volume was mostly due to 27.5% growth in short and medium-term loans, attributed to the disbursement of loans under the Reactiva Peru Program. In the retail portfolio, average volumes decreased due to reductions of 6.7% in credit cards and 1.3% in other consumer loans, partially offset by a 0.9% increase in mortgages.

Interest on financial investments increased S/ 7.1 million, or 12.3% QoQ, due to 17.7% growth in the average volume, partially compensated by a 20 basis point reduction in the average yield. The increase in the average volume was a consequence of higher investments in sovereign bonds, global bonds and CDBCR, partially offset by lower balances of corporate bonds from financial and non-financial institutions. The lower average yield was due to decreases in returns on CDBCR, corporate bonds from non-financial institutions, global bonds and sovereign bonds, partially offset by higher returns on corporate bonds from financial institutions.

The nominal average yield on interest-earning assets grew 20 basis points QoQ, from 5.9% in 2Q20 to 6.1% in 3Q20, as a consequence of the higher returns on loans and due from banks and inter-bank funds. However, excluding the impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic, the nominal average yield on interest-earning assets would have decreased 70 basis points, from 6.9% in 2Q20 to 6.2% in 3Q20.

9

The lower interest and similar expense was due to reductions of 22.0% in interest on deposits and obligations, and 4.5% in interest on due to banks and correspondents, partially compensated by a 6.4% increase in interest on bonds, notes and other obligations.

The quarterly decrease in interest on deposits and obligations was due to a 40 basis point reduction in the average cost, partially compensated by 9.8% growth in the average volume. The decrease in the average cost was due to lower rates paid to institutional, commercial and retail deposits, associated with the low interest rate environment. The higher average volume was explained by growth in all segments of deposits. By currency, average balances of soles-denominated deposits grew 11.3% while average dollar-denominated deposits increased 6.5%.

Interest on due to banks and correspondents decreased S/ 2.1 million, or 4.5% QoQ, due to a 100 basis point reduction in the average cost, partially offset by 40.5% growth in the average volume. On one hand, the lower average cost was due to reductions in rates paid to funding provided by the Central Bank in the context of the Reactiva Peru Program, partially offset by higher rates on funds from correspondent banks abroad and COFIDE. On the other hand, the increase in the average volume was mostly attributed to higher funding from the Central Bank, related to the bank’s participation in the Reactiva Peru Program.

The increase in interest on bonds, notes and other obligations was mainly due to 4.8% growth in the average volume of these obligations, in part explained by a 2.3% depreciation of the average foreign exchange rate with respect to 2Q20.

The average cost of funding decreased 50 basis points QoQ, from 2.2% in 2Q20 to 1.7% in 3Q20, in line with the lower implicit cost of deposits and due to banks and correspondents.

As a result of the above, net interest margin was 4.6% in 3Q20, 60 basis points higher than the 4.0% reported in 2Q20. However, excluding the impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic, net interest margin would have decreased 30 basis points, from 5.0% in 2Q20 to 4.7% in 3Q20.

YoY Performance

Net interest and similar income increased 2.6% YoY due to a 22.2% reduction in interest and similar expense, partially offset by a 4.9% decrease in interest and similar income. However, excluding the impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 14.5 million in 3Q20, interest and similar income would have decreased 3.5% YoY, and net interest and similar income would have grown 4.6% YoY.

The lower interest and similar expense was due to reductions of 36.1% in interest on deposits and obligations, and 8.5% in interest on bonds, notes and other obligations, partially offset by a 5.7% increase in interest on due to banks and correspondents.

Interest on deposits and obligations decreased S/ 64.3 million, or 36.1% YoY, explained by a 100 basis point reduction in the average cost, from 2.1% in 3Q19 to 1.1% in 3Q20, partially offset by 25.6% growth in the average volume. The lower average cost was due to reductions in rates paid to institutional, commercial and retail deposits. Growth in volumes came across all client segments. By currency, average balances of soles-denominated deposits increased 35.7% while average dollar-denominated deposits grew 8.2%.

The reduction in interest on bonds, notes and other obligations was the result of higher efficiencies in this component of interest-bearing liabilities, associated with liability management transactions executed throughout 2020, such as the redemption of international hybrid bonds in April 2020, partially compensated by the issuance of a new international subordinated bond in July 2020. Additionally, the maturity of Certificates of Deposit for S/ 150 million in March 2020 also contributed to the lower interest expense of this component of the funding base.

The S/ 2.5 million, or 5.7% YoY, increase in interest on due to banks and correspondents was the result of a more than two-fold growth in the average volume, partially compensated by a 210 basis point reduction in the average cost, from 4.1% in 3Q19 to 2.0% in 3Q20. The increase in the average volume was due to higher funding provided by the Central Bank, related to the bank’s participation in the Reactiva Peru Program, while the reduction in the average cost, to lower rates paid to correspondent banks abroad.

The average cost of funding decreased 120 basis points YoY, from 2.9% in 3Q19 to 1.7% in 3Q20, in line with the lower implicit cost of all interest-bearing liabilities.

The lower interest and similar income was due to reductions of 86.4% in interest on due from banks and inter-bank funds, and 4.5% in interest on loans, partially offset by 35.8% growth in interest on financial investments.

10

Interest on due from banks and inter-bank funds decreased S/ 25.1 million, or 86.4% YoY, explained by a 110 basis point reduction in the average yield, partially compensated by 49.7% growth in the average volume. On one hand, the decrease in the nominal average rate was mainly related to a lower rate on inter-bank funds, as well as to lower returns on deposits and reserve funds at the Central Bank. On the other hand, the increase in the average volume was explained by higher deposits and reserve funds at the Central Bank, partially offset by a lower average balance of inter-bank funds.

Interest on loans decreased S/ 43.3 million, or 4.5% YoY, due to a 220 basis point reduction in the average yield, partially offset by 19.2% growth in the average volume. However, excluding the previously mentioned impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 3Q20, interest on loans would have decreased 3.0% YoY.

The annual decrease in the average rate on loans, from 11.1% in 3Q19 to 8.9% in 3Q20, was due to reductions of 160 basis points in retail loans and 150 basis points in commercial loans. The decrease in retail loans was explained by lower rates on credit cards and other consumer loans, as yields on mortgages remained relatively stable. In the commercial portfolio, rates decreased on all types of loans. It is worth mentioning that, as a result of the loan rescheduling carried out as part of the measures implemented to deal with the COVID-19 pandemic, a portion of the interest on loans to be recorded between April and September 2020 was rescheduled, affecting the average yield on loans in 3Q20. Additionally, the incidence of the low-return loans offered to a number of commercial clients as part of the Reactiva Peru Program also had an impact on the average rate on loans.

The higher average volume of loans was attributed to growth of 40.3% in commercial loans and 2.1% in retail loans. In the commercial portfolio, the higher average volume was mainly due to a 67.7% increase in short and medium-term loans, attributed to the disbursement of loans under the Reactiva Peru Program. In the retail portfolio, average volumes grew mainly due to increases of 7.0% in mortgages and 4.4% in other consumer loans, partially compensated by a 6.1% decrease in credit cards.

Interest on financial investments increased S/ 17.1 million, or 35.8% YoY, due to 55.9% growth in the average volume, partially offset by a 50 basis point reduction in the average yield. The increase in the average volume was mainly the result of higher average balances of sovereign bonds, global bonds and corporate bonds from financial institutions. The decrease in the nominal average rate, from 3.7% in 3Q19 to 3.2% in 3Q20, was mainly explained by lower returns on global bonds, corporate bonds from non-financial institutions, sovereign bonds and bonds from financial institutions.

The nominal average yield on interest-earning assets decreased 220 basis points YoY, from 8.3% in 3Q19 to 6.1% in 3Q20, in line with the lower returns on all components of interest-earning assets. However, excluding the impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic, the nominal average yield on interest-earning assets would have decreased 210 basis points YoY, from 8.3% in 3Q19 to 6.2% in 3Q20.

As a result of the above, net interest margin was 4.6% in 3Q20, 120 basis points lower than the 5.8% reported in 3Q19. However, excluding the impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic, net interest margin would have decreased 110 basis points YoY, from 5.8% in 3Q19 to 4.7% in 3Q20.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries decreased 64.1% QoQ and grew more than two-fold YoY.

The quarterly reduction was due to a base effect related to the adjustments of the bank’s expected loss models to address the impact of the COVID-19 pandemic, which were first implemented in 2Q20. These adjustments included: (i) the update of macroeconomic variables used in our forward-looking risk models; (ii) the migration within stages of retail exposures subject to multiple installments or total debt rescheduling; and (iii) a case-by-case risk analysis within our commercial loan book.

The annual increase in provisions was explained by higher requirements in cash loans, credit cards and mortgages, as well as in all segments of the commercial loan book. All this was mainly attributed to the adjustments of the bank’s expected loss models to address the impact of the COVID-19 pandemic.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 4.5% in 3Q20, lower than the 13.4% reported in 2Q20, but higher than the 2.6% registered in 3Q19.

11

Impairment loss on loans, net of recoveries

S/ million	3Q19	3Q19	3Q20	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(223.6)	(1,290.5)	(463.2)	(64.1)%		n.m.
Impairment loss on loans/average gross loans	2.6%	13.4%	4.5%	-890	bps	190	bps
NPL ratio (at end of period)	3.0%	3.4%	3.4%	0	bps	40	bps
NPL coverage ratio (at end of period)	126.4%	182.7%	196.6%	n.m.		n.m.
Impairment allowance for loans	1,464.9	2,731.2	3,116.2	14.1%		n.m.

The NPL ratio remained stable QoQ and grew 40 basis points YoY, to 3.4%. The annual growth was mainly due to increases in stage 3 and refinanced exposures in credit cards, cash loans and mortgages. However, including the adjustments of the bank’s expected loss models to address the impact of the COVID-19 pandemic, the NPL ratio would have resulted in 5.7% as of September 30, 2020. The higher NPL ratio when considering the adjustments of the expected loss models would result from the reclassification of a larger portion of the bank’s total exposure to stage 3.

Furthermore, the NPL coverage ratio was 196.6% as of September 30, 2020, higher than the 182.7% reported as of June 30, 2020, and the 126.4% registered as of September 30, 2019. NPL coverage ratio in credit cards was 328.6% as of September 30, 2020. It is worth noting that, including the previously mentioned adjustments of the bank’s expected loss models, the NPL coverage ratio would have resulted in 119.1% as of September 30, 2020.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services grew S/ 40.1 million QoQ, or 35.5%, mainly explained by increases of S/ 19.4 million in commissions from credit card services, S/ 16.7 million in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, and S/ 11.6 million in commissions from banking services.

Net fee income from financial services decreased S/ 60.3 million YoY, or 28.2%, mainly due to reductions of S/ 33.2 million in commissions from credit card services, S/ 14.7 million in commissions from banking services, and S/ 11.4 million in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services.

Fee income from financial services, net

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Income
Commissions from credit card services	101.4	48.8	68.2	39.7%	(32.8)%
Commissions from banking services	84.4	58.1	69.7	19.8%	(17.5)%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	62.1	34.0	50.7	49.0%	(18.3)%
Fees from indirect loans	14.7	11.4	13.3	16.7%	(9.1)%
Collection services	10.8	8.4	11.4	35.3%	5.9%
Other	9.6	11.3	7.9	(29.9)%	(17.2)%
Total income	282.9	172.0	221.1	28.5%	(21.8)%
Expenses
Insurance	(24.0)	(24.8)	(24.3)	(2.1)%	1.2%
Fees paid to foreign banks	(4.7)	(3.0)	(4.0)	36.7%	(13.4)%
Other	(40.8)	(31.2)	(39.7)	26.9%	(2.7)%
Total expenses	(69.4)	(59.0)	(68.0)	15.2%	(2.1)%
Fee income from financial services, net	213.4	113.0	153.1	35.5%	(28.2)%

OTHER INCOME

Other income increased S/ 17.5 million QoQ, mainly explained by extraordinary revenue items registered in 3Q20, partially offset by a reduction in net gain on sale of financial investments.

12

Other income grew S/ 21.1 million YoY mainly due to a S/ 21.0 million increase in net gain on sale of financial investments.

Other income

S/ million	3Q19	2Q20	3Q20		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	75.4	70.1	71.0	(1)	1.3%	(5.8)%
Net gain on sale of financial investments	7.3	30.3	28.3		(6.5)%	n.m.
Other	16.0	1.8	20.4		n.m.	27.7%
Total other income	98.6	102.2	119.7		17.1%	21.4%

(1)	Includes S/ 63.7 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives) and S/ 7.3 million of net gain on foreign exchange transactions.

OTHER EXPENSES

Other expenses increased S/ 31.0 million QoQ, or 9.2%, but decreased S/ 44.5 million YoY, or 10.8%.

On one hand, the quarterly growth in other expenses was mainly explained by a moderate recovery in activity, translated into higher third-party charges within administrative expenses. On the other hand, the annual decrease was the result of reductions in salaries and employee benefits, and marketing and credit card expenses, driven by cost containment measures implemented to offset the impacts of the COVID-19 pandemic on revenues.

The efficiency ratio was 35.2% in 3Q20, below the 41.4% reported in 2Q20 and the 39.2% registered in 3Q19. However, excluding the impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in the corresponding periods, the efficiency ratio would have been 35.3% in 2Q20 and 34.7% in 3Q20.

Other expenses

S/ million	3Q19	2Q20	3Q20	%chg QoQ		%chg YoY
Salaries and employee benefits	(169.5)	(127.4)	(128.3)	0.7%		(24.3)%
Administrative expenses	(177.7)	(144.8)	(173.0)	19.4%		(2.6)%
Depreciation and amortization	(58.6)	(56.8)	(55.9)	(1.6)%		(4.6)%
Other	(6.0)	(7.4)	(10.1)	37.7%		68.6%
Total other expenses	(411.8)	(336.3)	(367.3)	9.2%		(10.8)%
Efficiency ratio	39.2%	41.4%	35.2%	-620	bps	-400	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 17.0% as of September 30, 2020, higher than the 14.7% reported as of June 30, 2020, and the 15.4% registered as of September 30, 2019.

In 3Q20, regulatory capital grew 13.7% QoQ, mainly explained by the issuance of US$300 million subordinated bonds in July 2020. Meanwhile, RWA decreased 1.7% QoQ due to lower capital requirements for credit risk, given the reduction in retail loans.

The annual increase in the total capital ratio was due to 16.0% growth in regulatory capital, partially offset by a 5.3% increase in RWA. Regulatory capital increased as a result of the addition of S/ 852.0 million in capital, reserves and earnings with capitalization agreement during the last twelve months, as well as the “4.00% Subordinated Notes due 2030” for US$300 million issued in July 2020. These effects were partially compensated by the execution of an optional redemption of US$ 200 million hybrid bonds in April 2020. The YoY increase in RWA was mostly attributed to loan growth and the higher risk weights applied to intangible assets by disposition of the SBS, with impact on the bank’s increasing digital investments.

As of September 30, 2020, Interbank’s capital ratio of 17.0% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 10.6%. The minimum regulatory capital ratio requirement was 10.0%, while the additional capital requirement for Interbank was 0.6% as of September 30, 2020. Furthermore, Core Equity Tier 1 (CET1) was 11.4% as of September 30, 2020, in line with that reported as of September 30, 2019.

13

Regulatory capital

S/ million	09.30.19	06.30.20	09.30.20	%chg 09.30.20/ 06.30.20		%chg 09.30.20/ 09.30.19
Tier I capital	5,552.3	5,932.7	5,932.3	(0.0)%		6.8%
Tier II capital	2,010.3	1,780.3	2,840.2	59.5%		41.3%
Total regulatory capital	7,562.5	7,712.9	8,772.6	13.7%		16.0%
Risk-weighted assets (RWA)	49,088.1	52,552.2	51,680.2	(1.7)%		5.3%
Total capital ratio	15.4%	14.7%	17.0%	230	bps	160	bps
Tier I capital / RWA	11.3%	11.3%	11.5%	20	bps	20	bps
CET1	11.4%	11.1%	11.4%	30	bps	0	bps

14

Interseguro

SUMMARY

Interseguro’s profits reached S/ 66.5 million in 3Q20, an increase of S/ 8.0 million QoQ and S/ 32.5 million YoY.

The quarterly growth was mainly explained by a S/ 9.9 million increase in net interest and similar income, as well as by improvements of S/ 2.8 million in translation result and S/ 2.6 million in loss due to impairment of financial investments. These factors were partially offset by an S/ 8.2 million growth in other expenses.

The annual increase in net profit was mainly a result of growth of S/ 9.6 million in net interest and similar income, and S/ 7.6 million in other income, in addition to a S/ 10.9 million decrease in other expenses and a S/ 10.2 million improvement in translation result. These effects were partially offset by a decrease of S/ 3.6 million in total premiums earned minus claims and benefits, and a worsening of S/ 1.9 million in loss due to impairment of financial investments.

Insurance Segment’s P&L Statement

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Interest and similar income	148.0	150.5	160.5	6.7%	8.5%
Interest and similar expenses	(19.3)	(22.1)	(22.3)	0.8%	15.4%
Net Interest and similar income	128.7	128.4	138.3	7.7%	7.4%
Recovery (loss) due to impairment of financial investments	(0.6)	(5.1)	(2.5)	-51.2%	n.m.
Net Interest and similar income after impairment loss	128.0	123.3	135.8	10.1%	6.0%
Fee income from financial services, net	(1.2)	(1.3)	(1.5)	19.3%	27.1%
Other income	54.9	63.6	62.5	-1.6%	14.0%
Total premiums earned minus claims and benefits	(58.1)	(63.9)	(61.7)	-3.4%	6.3%
Net premiums	157.5	117.7	130.7	11.1%	-17.0%
Adjustment of technical reserves	(39.5)	(2.8)	17.6	n.m.	n.m.
Net claims and benefits incurred	(176.1)	(178.7)	(210.0)	17.5%	19.3%
Other expenses	(74.8)	(55.7)	(63.9)	14.5%	-14.6%
Income before translation result and income tax	48.8	65.9	71.2	8.0%	45.8%
Translation result	(14.9)	(7.5)	(4.7)	-37.5%	-68.6%
Income tax	—	—	—	n.m.	n.m.
Profit for the period	34.0	58.5	66.5	13.8%	96.0%
ROAE	14.9%	46.3%	35.7%
Efficiency ratio	12.2%	10.6%	9.6%

15

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Interest and similar income	148.0	150.5	160.5	6.7%	8.5%
Interest and similar expenses	(8.1)	(10.9)	(10.7)	(2.0)%	32.1%
Net interest and similar income	139.9	139.6	149.9	7.3%	7.1%
Recovery (loss) due to impairment of financial investments	(0.6)	(5.1)	(2.5)	(51.2)%	n.m.
Net Interest and similar income after impairment loss	139.3	134.5	147.4	9.6%	5.8%
Net gain (loss) on sale of financial investments	17.7	34.2	25.7	-24.9%	45.6%
Net gain (loss) on financial assets at fair value through profit or loss	0.5	22.5	18.0	(20.2)%	n.m.
Rental income	13.7	9.7	9.6	(1.9)%	(30.1)%
Gain on sale of investment property	(4.4)	—	—	n.m.	n.m.
Valuation gain (loss) from investment property	22.7	(5.0)	5.4	n.m.	(76.0)%
Other(1)	(3.1)	(5.0)	(4.6)	(7.6)%	49.5%
Other income	47.0	56.5	54.1	(4.3)%	15.0%
Results from investments	186.3	191.0	201.4	5.5%	8.1%

(1)	Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 149.9 million in 3Q20, an increase of S/ 10.3 million, or 7.3%, QoQ and S/ 10.0 million, or 7.1%, YoY.

The quarterly and annual performances were mainly explained by increases of S/ 10.0 million and S/ 12.5 million in interest and similar income, respectively, mostly attributed to a higher inflation rate that had a positive impact on returns of the fixed income portfolio.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments was S/ 2.5 million in 3Q20, compared to losses of S/ 5.1 million in 2Q20 and S/ 0.6 million in 3Q19.

The positive QoQ performance was mainly due to lower amortized cost of certain investments, while the YoY deterioration was explained by increases in the amortized cost of non-investment grade instruments.

OTHER INCOME

Other income related to investments was S/ 54.1 million in 3Q20, a decrease of S/ 2.4 million QoQ, but an increase of S/ 7.1 million YoY.

The quarterly result was mainly explained by decreases of S/ 8.5 million in net gain on sale of financial investments, and S/ 4.5 million in net gain on financial assets at fair value. These factors were partially compensated by a positive effect in valuation gain from investment property, related to a depreciation of the foreign exchange rate which increased the value of the dollar-denominated real estate portfolio.

The annual performance in other income was mainly due to growth in net gain on financial assets at fair value, and net gain on sale of financial investments, in addition to a favorable effect in gain on sale of investment property. These effects were partially offset by lower income in valuation gain from investment property and rental income.

16

TOTAL PREMIUMS EARNED MINUS CLAIMS AND BENEFITS

Total Premiums Earned Minus Claims And Benefits

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Net premiums	157.5	117.7	130.7	11.1%	(17.0)%
Adjustment of technical reserves	(39.5)	(2.8)	17.6	n.m.	n.m.
Net claims and benefits incurred	(176.1)	(178.7)	(210.0)	17.5%	19.3%
Total premiums earned minus claims and benefits	(58.1)	(63.9)	(61.7)	(3.4)%	6.3%

Total premiums earned minus claims and benefits were S/ -61.7 million in 3Q20, an increase of S/ 2.2 million QoQ, but a decrease of S/ 3.6 million YoY.

The quarterly increase was the result of a S/ 20.4 million release in adjustment of technical reserves and a S/ 13.0 million increase in net premiums, partially offset by S/ 31.3 million growth in net claims and benefits incurred.

The annual performance was explained by a S/ 33.9 million increase in net claims and benefits incurred, and a S/ 26.8 million decrease in net premiums, partially offset by a S/ 57.1 million reduction in adjustment of technical reserves.

NET PREMIUMS

Net Premiums by Business Line

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Annuities	64.0	40.4	41.2	2.0%	(35.6)%
D&S	0.1	0.0	0.1	24.3%	(55.5)%
Individual Life	32.9	29.5	34.9	18.6%	6.1%
Retail Insurance	60.5	47.8	54.5	14.1%	(10.0)%
Net Premiums	157.5	117.7	130.7	11.1%	(17.0)%

Net premiums were S/ 130.7 million in 3Q20, an increase of S/ 13.0 million, or 11.1%, QoQ and a reduction of S/ 26.8 million, or 17.0%, YoY.

The quarterly growth was mainly due to increases of S/ 6.7 million in retail insurance, S/ 5.4 million in individual life and S/ 0.8 million in annuity premiums.

The annual result in net premiums was mainly due to reductions of S/ 22.8 million in annuities and S/ 6.0 million in retail insurance, partially offset by a S/ 2.0 million increase in individual life premiums.

It is worth mentioning that in 3Q20 the overall activity in net premiums showed recovery trends in all segments when compared to the beginning of the COVID-19 pandemic.

ADJUSTMENT OF TECHNICAL RESERVES

Adjustment of Technical Reserves by Business Line

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Annuities	(21.9)	17.9	30.5	70.5%	n.m.
Individual Life	(15.6)	(26.3)	(19.4)	(26.1)%	24.4%
Retail Insurance	(2.0)	5.6	6.6	17.9%	n.m.
Adjustment of technical reserves	(39.5)	(2.8)	17.6	n.m.	n.m.

17

Adjustment of technical reserves showed a S/ 17.6 million release in 3Q20, compared to requirements of S/ 2.8 million in 2Q20 and S/ 39.5 million in 3Q19.

The quarterly and annual performances were mainly explained by a release of technical reserves for annuities, mostly related to the COVID-19 mortality in Peru. Likewise, the quarterly performance was also the result of a release of technical reserves for individual life, in turn associated with a lower profitability of flex life products, which are linked to equity investments on behalf of clients.

Additionally, the annual performance in the adjustment of technical reserves was also explained by an S/ 8.6 million release in retail insurance, partially offset by a S/ 3.8 million higher requirement in individual life.

NET CLAIMS AND BENEFITS INCURRED

Net Claims and Benefits Incurred by Business Line

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Annuities	(156.8)	(161.2)	(163.9)	1.7%	4.5%
D&S	0.3	0.1	(0.1)	n.m.	n.m.
Individual Life	(1.6)	(3.4)	(6.3)	86.1%	n.m.
Retail Insurance	(17.9)	(14.2)	(39.7)	n.m.	n.m.
Net claims and benefits incurred	(176.1)	(178.7)	(210.0)	17.5%	19.3%

Net claims and benefits incurred reached S/ 210.0 million in 3Q20, a growth of S/ 31.3 million QoQ and S/ 33.9 million YoY.

The quarterly performance was mainly explained by increases of S/ 25.5 million in retail insurance and S/ 2.9 million in individual life.

The annual growth in net claims and benefits incurred was explained by increases of S/ 21.8 million in retail insurance claims, S/ 7.1 million in annuity benefits and S/ 4.7 million in individual life.

It is worth noting that quarterly and annual growth in retail insurance were mostly related to higher claims in credit life insurance, related to the COVID-19 mortality in Peru.

OTHER EXPENSES

Other Expenses

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Salaries and employee benefits	(17.9)	(17.1)	(17.7)	3.1%	(1.4)%
Administrative expenses	(13.9)	(8.7)	(9.3)	6.6%	(32.6)%
Depreciation and amortization	(4.8)	(6.4)	(6.4)	(0.9)%	33.0%
Expenses related to rental income	(1.1)	0.8	(0.3)	n.m.	(68.3)%
Other	(37.1)	(24.3)	(30.1)	24.2%	(18.8)%
Other expenses	(74.8)	(55.7)	(63.9)	14.5%	(14.6)%
Other expenses grew S/ 8.2 million QoQ, or 14.5%, but decreased S/ 10.9 million YoY, or 14.6%.

The quarterly result was mainly due to increases of S/ 2.6 million in third-party commissions, related to a higher sale of net premiums, S/ 1.1 million in net expenses related to rental income, and S/ 0.6 million in salaries and employee benefits.

The annual reduction in other expenses was mainly due to decreases of S/ 6.3 million in third-party commissions, S/ 4.6 million in administrative expenses, mostly associated to cost containment measures implemented to deal with the COVID-19 pandemic, and S/ 0.8 million in expenses related to rental income..

18

Inteligo

SUMMARY

Inteligo’s net profit in 3Q20 was S/ 110.5 million, an increase of S/ 77.9 million QoQ and S/ 91.6 million YoY.

The main driver of the positive performance in 3Q20 was the contribution of other income, which showed strong gains for the period, mainly associated with positive mark-to-market conditions in Inteligo’s proprietary portfolio. A S/ 4.3 million QoQ increase in net interest and similar income helped further the quarterly performance.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and higher assets under management. Accordingly, Inteligo’s AUM grew 3.0% QoQ and 9.9% YoY as of September 30, 2020.

Consequently, Inteligo’s ROAE was 53.5% in 3Q20, higher than the 17.2% reported in 2Q20 and the 9.7% registered in 3Q19. Furthermore, the efficiency ratio improved to 19.5% in 3Q20.

Wealth Management Segment’s P&L Statement

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Interest and similar income	42.5	33.3	37.9	13.9%	(10.7)%
Interest and similar expenses	(15.9)	(12.5)	(12.8)	2.7%	(19.3)%
Net interest and similar income	26.6	20.8	25.1	20.7%	(5.6)%
Impairment loss on loans, net of recoveries	0.0	(0.0)	(0.0)	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	(0.5)	(6.9)	(0.2)	(97.4)%	(62.4)%
Net interest and similar income after impairment loss	26.1	13.8	24.8	79.9%	(4.7)%
Fee income from financial services, net	41.3	40.4	40.1	(0.9)%	(3.0)%
Other income	(8.9)	10.3	75.2	n.m.	n.m.
Other expenses	(34.6)	(26.6)	(27.3)	2.8%	(20.9)%
Income before translation result and income tax	23.9	37.9	112.7	n.m.	n.m.
Translation result	(3.2)	(2.6)	(0.2)	(93.9)%	(95.0)%
Income tax	(1.7)	(2.7)	(2.1)	(22.7)%	22.1%
Profit for the period	18.9	32.6	110.5	n.m.	n.m.
ROAE	9.7%	17.2%	53.5%
Efficiency ratio	58.6%	37.1%	19.5%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 19,879.9 million in 3Q20, a S/ 577.9 million or 3.0% increase QoQ and a S/ 1,793.2 million or 9.9% growth YoY; mostly due to strengthened mark-to-market valuations from the appreciation of client assets and the foreign exchange rate, as well as to the execution of adequate client prospection and conversion strategies throughout the year.

Client deposits were S/ 3,164.9 million in 3Q20, a S/ 25.0 million or 0.8% decrease QoQ, but an S/ 89.2 million or 2.9% increase YoY. The yearly growth was mainly due to the appreciation of the foreign exchange rate during the period.

19

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	5.4	1.7	1.4	(20.5)%	(74.6)%
Financial Investments	18.3	15.2	20.8	36.9%	13.1%
Loans	18.8	16.4	15.8	(3.7)%	(15.8)%
Total interest and similar income	42.5	33.3	37.9	13.9%	(10.7)%
Interest and similar expenses
Deposits and obligations	(12.5)	(11.8)	(11.2)	(4.9)%	(10.2)%
Due to banks and correspondents	(3.4)	(0.7)	(1.6)	n.m.	(52.9)%
Total interest and similar expenses	(15.9)	(12.5)	(12.8)	2.7%	(19.3)%
Net interest and similar income	26.6	20.8	25.1	20.7%	(5.6)%

Inteligo’ s net interest and similar income was S/ 25.1 million in 3Q20, a S/ 4.3 million, or 20.7% increase when compared with 2Q20. This was mainly explained by incremental dividends received from investments during the quarter.

Net interest and similar income decreased S/ 1.5 million or 5.6% YoY. This reduction was due to a contraction in the spread between the loan rate and the deposit rate, in addition to lower average returns on due from banks and inter-bank funds, in turn explained by lower overnight rates for excess treasury funds.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Income
Brokerage and custody services	6.3	2.8	2.2	(20.3)%	(64.9)%
Funds management	35.4	38.0	38.2	0.5%	7.8%
Total income	41.7	40.8	40.4	(0.9)%	(3.2)%
Expenses
Brokerage and custody services	(0.3)	(0.1)	(0.1)	5.1%	(56.0)%
Others	(0.1)	(0.2)	(0.2)	(4.2)%	71.8%
Total expenses	(0.4)	(0.3)	(0.3)	(0.4)%	(23.4)%
Fee income from financial services, net	41.3	40.4	40.1	(0.9)%	(3.0)%

Net fee income from financial services was S/ 40.1 million in 3Q20, a decrease of S/ 0.3 million, or 0.9% when compared to the previous quarter. This was mainly attributable to reduced brokerage and custody fees.

On a YoY basis, net fee income from financial services decreased S/ 1.2 million, or 3.0%, mainly explained by lower brokerage fees, partly offset by an increase in funds management fees.

20

OTHER INCOME

Other income

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Net gain on sale of financial investments	4.2	(7.4)	(6.3)	(14.9)%	n.m.
Net trading gain (loss)	(11.2)	18.8	82.8	n.m.	n.m.
Other	(1.9)	(1.1)	(1.4)	24.9%	(26.9)%
Total other income	(8.9)	10.3	75.2	n.m.	n.m.

Inteligo’s other income reached S/ 75.2 million in 3Q20, an increase of S/ 64.9 million QoQ and S/ 84.1 million YoY, mainly attributable to the effect of positive mark-to-market valuations on proprietary portfolio investments albeit the sale of certain underperforming assets at a loss throughout the year.

OTHER EXPENSES

Other expenses

S/ million	3Q19	2Q20	3Q20	%chg QoQ	%chg YoY
Salaries and employee benefits	(16.7)	(14.8)	(15.4)	3.5%	(7.9)%
Administrative expenses	(10.5)	(8.1)	(8.6)	6.2%	(17.9)%
Depreciation and amortization	(7.4)	(3.5)	(3.4)	(4.3)%	(54.2)%
Other	(0.0)	(0.1)	0.0	n.m.	n.m.
Total other expenses	(34.6)	(26.6)	(27.3)	2.8%	(20.9)%
Efficiency ratio	58.6%	37.1%	19.5%

Other expenses reached S/ 27.3 million in 3Q20, an increase of S/ 0.7 million, or 2.8% QoQ, mainly due to slightly higher salaries and employee benefits, as well as administrative expenses for the period given the increased activity. On a yearly basis, however, other expenses decreased S/ 7.3 million, or 20.9% YoY, as a result of a lower depreciation of fixed assets and expense containment initiatives implemented after the COVID-19 pandemic breakout in March 2020.

21

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of September 30, 2020, December 31, 2019 and for the nine-months period ended September 30, 2020 and 2019

Interim consolidated financial statements as of September 30, 2020, December 31, 2019 and for the nine-months period ended September 30, 2020 and 2019

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of September 30, 2020 (unaudited) and December 31, 2019 (audited)

	Note	30.09.2020	31.12.2019
		S/(000)	S/(000)
Assets
Cash and due from banks	3(a)
Non-interest bearing		2,508,682	2,704,758
Interest bearing		14,426,956	7,153,180
Restricted funds		637,432	1,270,937
		17,573,070	11,128,875
Inter-bank funds	3(e)	—	85,006
Financial investments	4	22,787,879	19,072,718
Loans, net:	5
Loans, net of unearned interest		43,962,931	38,531,632
Impairment allowance for loans		(3,116,452)	(1,394,779)
		40,846,479	37,136,853
Investment property	6	1,044,771	972,096
Property, furniture and equipment, net		874,994	950,943
Due from customers on acceptances		15,693	139,685
Intangibles and goodwill, net		1,030,438	979,262
Other accounts receivable and other assets, net	7	1,601,560	1,051,872
Deferred Income Tax asset, net		237,541	44,983
Total assets		86,012,425	71,562,293
Liabilities and equity
Deposits and obligations	8
Non-interest bearing		8,215,698	5,644,238
Interest bearing		36,993,166	32,448,986
		45,208,864	38,093,224
Inter-bank funds	3(e)	—	169,138
Due to banks and correspondents	9	10,554,998	3,979,637
Bonds, notes and other obligations	10	7,696,094	6,890,290
Due from customers on acceptances		15,693	139,685
Insurance contract liabilities	11	11,793,254	11,338,810
Other accounts payable, provisions and other liabilities	7	2,406,959	2,048,048
Deferred Income Tax liability, net		1,358	13
Total liabilities		77,677,220	62,658,845
Equity, net	12
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(57)	(196)
Capital surplus		532,771	530,456
Reserves		5,200,000	4,700,000
Unrealized results, net		602,311	442,905
Retained earnings		918,652	2,145,688
		8,291,694	8,856,870
Non-controlling interest		43,511	46,578
Total equity, net		8,335,205	8,903,448
Total liabilities and equity, net		86,012,425	71,562,293

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of income

For the nine-months period ended September 30, 2020 and 2019

	Note	30.09.2020	30.09.2019
		S/(000)	S/(000)
Interest and similar income	14	3,628,908	3,597,348
One-off impact from the modification of contractual cash flows due to the loan rescheduling schemes	14	(151,143)	—
Interest and similar expenses	14	(930,131)	(1,037,329)
Net interest and similar income		2,547,634	2,560,019
Impairment loss on loans, net of recoveries	5(d)	(2,066,425)	(602,957)
(Loss) recovery due to impairment on financial investments	4(b.1)	(55,195)	1,529
Net interest and similar income after impairment loss		426,014	1,958,591
Fee income from financial services, net	15	537,556	675,548
Net gain on foreign exchange transactions		248,698	191,543
Net gain on sale of financial investments		133,205	96,823
Gain from derecognition of financial assets at amortized cost	4(c)	—	8,474
Net gain (loss) on financial assets at fair value through profit or loss		35,212	(9,542)
Net gain on investment property	6(b)	41,208	75,192
Other income	16	36,157	47,698
		1,032,036	1,085,736
Insurance premiums and claims	17
Net premiums earned		387,583	312,340
Net claims and benefits incurred for life insurance contracts and others		(572,635)	(514,206)
		(185,052)	(201,866)
Other expenses
Salaries and employee benefits		(532,819)	(596,882)
Administrative expenses		(556,600)	(571,702)
Depreciation and amortization		(195,835)	(198,819)
Other expenses	16	(88,592)	(96,978)
		(1,373,846)	(1,464,381)
(Expense) income before translation result and Income Tax		(100,848)	1,378,080
Translation result		(42,070)	5,244
Income Tax	13(e)	149,030	(345,982)
Net profit for the period		6,112	1,037,342
Attributable to:
IFS’s shareholders		7,258	1,030,914
Non-controlling interests		(1,146)	6,428
		6,112	1,037,342
Earnings per share attributable to IFS’s shareholders basic and diluted (stated in Soles)	18	0.063	9.212
Weighted average number of outstanding shares (in thousands)	18	115,447	111,907

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the nine-months period ended September 30, 2020 and 2019

	30.09.2020	30.09.2019
	S/(000)	S/(000)
Net profit for the period	6,112	1,037,342
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
(Losses) gains on equity instruments at fair value through other comprehensive income	(24,144)	131,851
Income Tax	—	(32,195)
Total unrealized (loss) gain that will not be reclassified to the consolidated statement of income	(24,144)	99,656
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net variation of debt instruments at fair value through other comprehensive income	(82,224)	1,276,879
Income Tax	(1,413)	(2,088)
	(83,637)	1,274,791
Insurance premiums reserve	204,868	(1,066,585)
Net variation of cash flow hedges	(5,528)	(15,615)
Income Tax	1,367	4,060
	(4,161)	(11,555)
Translation of foreign operations	67,043	1,358
Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods	184,113	198,009
Total other comprehensive (loss) income for the period, net of Income Tax	166,081	1,335,007
Attributable to:
IFS’s shareholders	166,664	1,328,368
Non-controlling interests	(583)	6,639
	166,081	1,335,007

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of changes in equity

For the nine-months period ended September 30, 2020 and 2019

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares (in thousands)						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity, net
			S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2019	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	147,554	(232,337)	75,575	27,911	102,983	1,203,043	7,048,074	40,402	7,088,476
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,030,914	1,030,914	6,428	1,037,342
Other comprehensive income	—	—	—	—	—	—	100,141	1,272,276	(1,064,834)	(11,487)	1,358	—	297,454	211	297,665
Total other comprehensive income	—	—	—	—	—	—	100,141	1,272,276	(1,064,834)	(11,487)	1,358	1,030,914	1,328,368	6,639	1,335,007
Initial Public Offering, Note 1(c) and 12(a)	2,337	2,418	74,571	208,178	262,996	—	—	—	—	—	—	138,997	684,742	814	685,556
Declared and paid dividends, Note 12(a)	—	—	—	—	—	—	—	—	—	—	—	(654,464)	(654,464)	—	(654,464)
Dividends paid to non-controlling interests of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,455)	(3,455)
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	11,422	11,422	80	11,502
Others	—	—	—	—	—	—	—	—	—	—	—	18,081	18,081	(71)	18,010
Balance as of September 30, 2019	115,447	—	1,038,017	—	531,073	4,700,000	247,695	1,039,939	(989,259)	16,424	104,341	1,747,993	8,436,223	44,409	8,480,632
Balances as of January 1, 2020	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	7,258	7,258	(1,146)	6,112
Other comprehensive income	—	—	—	—	—	—	(24,094)	(83,937)	204,532	(4,138)	67,043	—	159,406	563	159,969
Total other comprehensive income	—	—	—	—	—	—	(24,094)	(83,937)	204,532	(4,138)	67,043	7,258	166,664	(583)	166,081
Declared and paid dividends, Note 12(a)	—	—	—	—	—	—	—	—	—	—	—	(698,228)	(698,228)	—	(698,228)
Sale of treasury stock, Note 12(b)	—	1	—	139	—	—	—	—	—	—	—	—	139	—	139
Transfer from retained earnings to reserves, Note 12(d)	—	—	—	—	—	500,000	—	—	—	—	—	(500,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,432)	(2,432)
Others	—	—	—	—	2,315	—	—	—	—	—	—	(36,066)	(33,751)	(52)	(33,803)
Balance as of September 30, 2020	115,447	—	1,038,017	(57)	532,771	5,200,000	240,789	952,222	(719,323)	(26,896)	155,519	918,652	8,291,694	43,511	8,335,205

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of cash flows

For the nine-months period ended September 30, 2020 and 2019

	30.09.2020	30.09.2019
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	6,112	1,037,342
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	2,066,425	602,957
Loss (recovery) due to impairment of financial investments	55,195	(1,529)
Depreciation and amortization	195,835	198,819
Sundry provisions	3,287	2,935
Deferred Income Tax	(192,500)	15,278
Net gain on sale of financial investments	(133,205)	(96,823)
Gain from derecognition of financial assets at amortized cost	—	(8,474)
Net (gain) loss of financial assets at fair value through profit or loss	(35,212)	9,542
Net gain for valuation of investment property	(11,919)	(44,655)
Translation result	42,070	(5,244)
Net loss on sale of investment property	—	5,936
(Increase) decrease in accrued interest receivable	(73,758)	41,629
(Decrease) increase in accrued interest payable	(15,529)	64,893
Net changes in assets and liabilities
Net increase in loans	(5,743,392)	(3,034,313)
Increase in other accounts receivable and other assets	(348,898)	(1,657,388)
Net decrease (increase) in restricted funds	603,121	(229,160)
Increase in deposits and obligations	7,154,367	2,562,524
Increase in due to banks and correspondents	6,589,229	140,943
Increase in other accounts payable, provisions and other liabilities	411,299	682,268
Decrease of investments at fair value through profit or loss	48,954	87,255
Net cash provided by operating activities	10,621,481	374,735

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	30.09.2020	30.09.2019
	S/(000)	S/(000)
Cash flows from investing activities
Net (purchase) sale of financial investments	(3,453,776)	855,312
Purchase of property, furniture and equipment	(42,752)	(40,470)
Purchase of intangible assets	(146,425)	(85,792)
Purchase of investment property	(55,555)	68,997
Net cash (used in) provided by investing activities	(3,698,508)	798,047
Cash flows from financing activities
Dividends paid	(698,228)	(654,464)
Net increase of bonds, notes and other obligations	1,069,094	1,755,316
Net decrease in receivable inter-bank funds	85,006	495,037
Net (decrease) increase in payable inter-bank funds	(169,138)	15,001
Initial Public Offering, net of related expenses, Note 1(c)	—	397,175
Sale of treasury stock	139	—
Dividend payments to non-controlling interests	(2,432)	(3,455)
Lease payments	(79,214)	(80,069)
Net cash provided by financing activities	205,227	1,924,541
Net increase in cash and cash equivalents	7,128,200	3,097,323
Translation (loss) gain on cash and cash equivalents	(49,126)	3,793
Cash and cash equivalents at the beginning of the period	9,851,729	7,087,062
Cash and cash equivalents at the end of the period	16,930,803	10,188,178

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements

As of September 30, 2020 (unaudited) and December 31, 2019 (audited)

1.	Business activity and other relevant events
(a)	Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Perú Ltd. (henceforth “Intercorp Perú”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of September 30, 2020 and December 31, 2019, Intercorp Perú holds directly and indirectly 70.62 percent of the issuead and outstanding capital stock of IFS.

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of September 30, 2020 and December 31, 2019, IFS holds 99.30 percent of the capital stock of Banco Internacional del Perú S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”) and 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”).

The operations of Interbank and Interseguro are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The interim consolidated financial statements as of September 30, 2020 have been authorized by Management and the Audit Committee on November 09, 2020 and approved by the Board of Directors held on November 12, 2020. The audited consolidated financial statement of IFS and Subsidiaries as of December 31, 2019, were approved by the General Shareholders’ Meeting held on April 7, 2020.

(b)Global pandemic Covid-19 –

A new coronavirus strain (Covid-19) was first identified in Wuhan, China, in December 2019, and later declared a pandemic by the World Health Organization, has spread in almost all regions in the world, which has resulted in travel restrictions and trade slowdowns. In that sense, on March 15, 2020, the Peruvian Government, through Supreme Decree No.044-2020, declared a National lockdown ordering the closing of the national borders, compulsory social confinement, the lockdown of businesses deemed non-essential (exceptions were production, distribution and commercialization of food and pharmaceuticals, financial services and healthcare), among others. As of the date of this report, the National lockdown has been extended until November 30, 2020.

Within this context, the Ministry of Economy and Finance (henceforth “MEF”), the Central Reserve Bank of Peru (henceforth “BCRP”) and the Superintendence of Banking, Insurance and Private Pension Fund Administrators (henceforth “SBS”), activated extraordinary measures aimed to alleviate the financial and economic impact of Covid-19, in particular on customers of the financial systems (due to the lockdown of certain economic sectors), as well as some additional measures focused on securing the continuity of the economy’s payment chain.

The main measures implemented in the financial system are related to facilities for loan rescheduling (payment deferrals), see further detail in Note 2.3, suspension of counting of past due days, partial withdrawal of severance indemnities and launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Perú”, created through Legislative Decree No. 1455-2020 to secure the continuity of the payment chain in the face of Covid-19’s impact.

Said program grants guarantees to companies in order for them to obtain working capital loans and thus comply with their short-term obligations with their workers and suppliers of goods and services. This program manages guarantees amounting to S/30,000 million.

As of September 30, 2020, Interbank holds loans of the “Reactiva Perú” program for approximately S/6,709 million, out of which S/5,909 million are guaranteed by the Peruvian Government; see Notes 5 and 9.

On the other hand, IFS’s Management monitors closely the situation and focuses in securing the operation and enhance the liquidity and solvency positions of the Subsidiaries. Regarding liquidity, Interbank has maintained an active participation in the BCRP’s daily operations and has used available credit lines from correspondent banks abroad.

Likewise, with the purpose of strengthening its capital and regulatory capital requirements to face the volatile environment, the Subsidiaries have implemented the following measures:
-

In Shareholders’ Meeting held on April 3, 2020, Interbank approved the reduction in the percentage of distributable dividends, charged to 2019 period, from 45 to 25 percent. In addition, the net profit generated in the first quarter of 2020 also has a capitalization agreement.

-On June 30, 2020, Interbank placed subordinated bonds for US$300,000,000, as explained in Note 10.

-	In Board’s Session held on June 30, 2020, Interseguro committed to the capitalization of S/50,000,000 with charge to the period’s net profit.
-	On September 30, 2020, Interseguro placed subordinated bonds for US$25,000,000, as explained in Note 10.
(c)	Initial Public Offering –

On July 3, 2019, the Board of IFS approved the filing with the Securities and Exchange Commission of the United States of America (henceforth “SEC”), of a Registration Statement under Form F-1 of the Securities Exchange Act of 1933 of the United States of America, in relation with a proposal of an Initial Public Offering (henceforth “Offering”) of IFS’s common shares.

On July 18, 2019, IFS announced the placement of the Offering for approximately 9,000,000 common shares at a price of US$46.00 per common share. The sale was performed by (i) IFS, (ii) Interbank, (iii) Intercorp Peru; and (iv) a non-related shareholder. Additionally, IFS granted the Offering placers a 30-day call option to buy up to 1,350,000 new common shares, as an additional initial issuance.

As result of said Offering, IFS sold 2,418,754 common shares held as treasury stock (including shares sold by Interbank), as well as approximately 1,150,000 new common shares to be issued. Intercorp Peru sold 2,531,246 shares, and the non-related shareholder sold 3,000,000 shares. Additionally, the placers exercised the call option regarding 1,186,841 new common shares.

In this sense, IFS and Subsidiaries combined, sold, 4,755,595 shares at US$46.00 per share. The sale value amounted to approximately US$218,757,000 (before issuance expenses).

The total impact of the Offering on the Company’s net equity, after discounting the issuance expenses, amounted to S/684,125,000 (approximately US$208,384,000), mainly explained by:

(i)	Issuance of 2,336,841 shares, for an amount of S/336,950,000, out of which S/74,571,000 correspond to capital stock and S/262,379,000 to capital surplus (net of issuance expenses for S/15,957,000).
(ii)

Sale of 2,418,754 share held as treasury stock, including shares sold by Interbank, for a total amount of S/347,175,000, which were recorded in captions “Treasury stock” and “Retained earnings”, see Note 12(b).

(d)	Subsidiaries Activities –

IFS’s Subsidiaries are the following:

(a)Banco Internacional del Perú S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of September 30, 2020 and December 31, 2019, Interbank had 233 and 255 offices, respectively, and a branch established in the Republic of Panama. Regarding said branch, on April 23, 2019, Interbank’s Board approved its voluntary closing. As of the date of this report, there is no specific date for the completion of said process.

Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

Inversiones Huancavelica S.A.	Real estate activities. This entity was absorbed by Banco Internacional del Perú S.A.A.through a process of merging by absorption, which was authorized by the SBS in September 2019.

Contacto Servicios Integrales de Créditos y Cobranzas S.A.	Collection services. This entity was absorbed by Banco Internacional del Perú S.A.A.through a process of merging by absorption, which was authorized by the SBS in September 2019.

(b)Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts. As of September 30, 2020 and December 31, 2019, Interseguro participates in:

Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú -

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú (henceforth “Patrimonio Fideicometido – Interproperties Perú”), structured entity, incorporated in April 2008, in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro, which were included in this structured entity as of September 30, 2020 and December 31, 2019, amounted to S/118,843,000 and S/114,058,000, respectively. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Perú). IFS has ownership and decision-making power over these properties and IFS has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c)Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of September 30, 2020 and December 31, 2019, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Perú Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of September 30, 2020 and December 31, 2019, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019. It provides investment consultancy and related services.

(d)Negocios e Inmuebles S.A. and Holding Retail Perú S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura, in 2017. As of September 30, 2020 and December 31, 2019, as a result of the merger between Interseguro and Seguros Sura, both companies hold 8.50 percent  of Interseguro’s capital stock.

(e)San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related.

(f)IFS Digital S.A.C. -

Incorporated in August 2020,its main purpose is to carry out all kinds of investments and related services.

(g)Hipotecaria Sura Empresa Administradora Hipotecaria S.A. -

Company dedicated to granting mortgage loans and acquired as part of the acquisition of the Sura Group in 2017. Since 2015 it has not granted loans and was extinguised as of December 31, 2019.

2.	Main accounting principles and practices

2.1Basis of presentation and use of estimates –

The interim consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-months period ended September 30, 2020 and 2019, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s consolidated audited financial statements as of December 31, 2019 and 2018 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on a historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as the estimated useful life of intangible assets, property, furniture and equipment, and the estimation of deferred Income Tax.

2.2Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements.

2.3Regulations issued by the SBS –

As indicated in Note 1(b), with the purpose of facilitating the payment of debt of the clients of the financial entities affected by the outbreak of Covid-19, the SBS issued the following Multiple Official Letters:

2.3.1 Regulations related to loan portfolio

(a)

Multiple Official Letters No.10997-2020-SBS, No.11150-2020-SBS, No.11170-2020-SBS and No.13195-2020-SBS issued on March 13, 2020, March 16, 2020, March 20, 2020, and May 19, 2020, respectively. Through these Multiple Official Letters, the SBS established the following exceptional measures applicable to loan portfolio:

- The financial system entities are enabled to modify the contractual conditions of loans without presenting them as refinanced provided that the entire term is not extended for more than six months from the original term. Also, debtors must have a maximum past due of 15 days as of February 29, 2020.

-In the case of loans to retail clients with modified contractual conditions, the associated interest can continue to be recognized on an accrual basis. However, if the debtor changes its situation to past due after the establishment of new loan terms, the financial entity must reverse the cumulative interest of said loan, proportionally, in a six-month period.

-For loans to non-retail clients with modified contractual conditions, the associated interest must be recognized by the cash flow method. Cumulative and not collected interest related to these loans must be reversed starting on the modification date.

-For debtors with past due loans of more than 15 days as of February 29, 2020, the calculation of past due days will be suspended during the National lockdown.
-If a debtor presents past due payments after the contractual modifications, said loan will be deemed as refinanced loan, following the general criteria of the current regulation.

-According to Multiple Official Letter No.11150-2020-SBS, the scope of the aforementioned facilities shall be determined by each entity of the financial system, after analyzing the level of impact in their respective loan portfolio.

-Financial entities are able to record, as preventive and responsible manner, necessary voluntary provisions that allow them to deal with risk increasing in the loan portfolio, at the moment they materialize.

(b)	Multiple Official Letter No.13805-2020-SBS, issued on May 29, 2020: Amended the following regulations:

Multiple Official Letters No.10997-2020-SBS, No.11150-2020-SBS and No. 11170-2020-SBS (see Note 2.3.1 (a)); and additionally, amended Multiple Official Letters No. 12679-2020 and No. 13195-2020, issued on May 5, 2020, and May 19, 2020, respectively. The main amendments were the following:

(i)	Financial entities can unilaterally reprogram loans until June 30, 2020, provided the compliance of certain criteria included in said Multiple Official Letter.
(ii)	The loan rescheduling term ranges from 6 to 12 months with respect to the original term.
(iii)

For contractual modifications made since the date of the regulation, and only for purposes of the National lockdown, the debt shall be deemed as current if it is past due for a maximum of 30 calendar days.

(iv)

The suspension of counting of past due days, applicable to past due loans of more than 15 days as of February 29, 2020, shall be effective for the duration of the National lockdown, as well as the accounting situation of said loans. Also, in the case of loans that as of February 29, 2020, have been past due between 15 and 60 days, said suspension shall be effective until the end of the month following that of the lifting of the National lockdown.

(c)	Multiple Official Letter No. 15994-2020-SBS, issued on July 2, 2020: Amended the following regulations:

Multiple Official Letters No. 10997-2020-SBS, No. 11150-2020-SBS, No. 11170-2020-SBS, No. 12679-2020-SBS, No. 13195-2020-SBS, No. 13805-2020-SBS and No. 14355-2020-SBS, issued, respectively, on March 13, 2020, March 16, 2020, March 20, 2020, May 5, 2020, May 19, 2020, May 29, 2020, and June 9, 2020. The main clarification was the following:

(i)

The suspension of counting of past-due days, shall be maintained only until July 31, 2020, applicable to loans with more than 15 calendar days past due, as of February 29, 2020, as well as the accounting situation of said loans.

In application of the regulations issued by the SBS and summarized in previous paragraphs, Interbank has reprogramed loans for approximately S/11,759 million and has modified their respective payment schedules. Thus, the present value of the loans has decreased by S/151 million, which are presented by reducing the interest income of the loan portfolio; see Note 14.

2.3.2 Resolution No.1264-2020-SBS, issued on March 26, 2020

This Resolution establishes that in the modifications of the contractual conditions indicated in the Multiple Official Letters mentioned in Note 2.3.1, it shall not increase the regulatory capital requirement for the non-revolving consumer loans and mortgage loans. Likewise, said Resolution authorizes the financial entities to use the additional regulatory capital for the component of the economic cycle.

2.3.3 Repurchase agreements of loan portfolio represented by securities

On April 3, 2020, the BCRP issued the Circular Letter No.0014-2020-BCRP, which establishes the characteristics and procedures of the repurchase agreements of loan portfolio guaranteed by the Peruvian Government. At the selling date, the bank receives the domestic currency (sale amount) and, at the same operation, is obliged to repurchase said portfolio (repurchase amount). The BCRP shall disburse 80 percent of the funds in the bank’s current account it holds at the BCRP and the remaining part in a restricted account also held by the bank at the BCRP.

3.	Cash and due from banks and inter-bank funds
(a)	The detail of cash and due from banks is as follows:

	30.09.2020	31.12.2019
	S/(000)	S/(000)
Cash and clearing (b)	1,772,304	1,877,843
Deposits in the Central Reserve Bank of Peru – BCRP (b)	13,266,220	5,861,570
Deposits in banks (c)	1,892,279	2,112,316
Accrued interest	4,835	6,209
	16,935,638	9,857,938
Restricted funds (d)	637,432	1,270,937
Total	17,573,070	11,128,875
(b)

In accordance with rules in force, Interbank is required to maintain a legal reserve in order to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP.

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at an annual rate established by the BCRP. As of September 30, 2020, the excess in foreign currency accrued interest in US Dollars at 0.01 percent (1.25 percent as of December 31, 2019).

In Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	30.09.2020	31.12.2019
	S/(000)	S/(000)
Repurchase agreements with BCRP (*)	539,324	1,208,506
Derivative financial instruments	92,608	57,816
Others	5,500	4,615
Total	637,432	1,270,937

(*)

As of September 30, 2020, correspond to deposits maintained in the BCRP which guarantee agreements amounting to S/520,000,000 (guaranteed agreements amounting to S/1,205,200,000 as of December 31, 2019); see Note 9(b).

Cash and cash equivalents presented in the interim consolidated statement of cash flows do not include the restricted funds and accrued interest.

(e)	Inter-bank funds

Corresponds to loans made among financial institutions with maturity, in general, being less than 30 days. As of December 31, 2019, Inter-bank funds assets accrue interest at an annual rate of 2.26 percent in national currency and Inter-bank funds liabilities accrue interest at an annual rate of 2.25 percent in national currency and 1.75 percent in foreign currency and do not have specific guarantees.

4.	Financial investments
(a)	This caption is made up as follows:

	30.09.2020	31.12.2019
	S/(000)	S/(000)
Financial investments
Debt instruments measured at fair value through other comprehensive income (b)	16,916,212	14,010,029
Investments at amortized cost (c)	2,655,891	2,160,775
Investments at fair value through profit or loss (d)	1,747,541	1,551,537
Equity instruments measured at fair value through other comprehensive income (e)	1,271,326	1,125,722
Total financial investments	22,590,970	18,848,063
Accrued income
On debt instruments measured at fair value through other comprehensive income (b)	178,423	178,444
On investments at amortized cost (c)	18,486	46,211
Total	22,787,879	19,072,718

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of September 30, 2020
Corporate, leasing and subordinated bonds (*)	8,224,464	645,174	(158,760)	8,710,878	Oct-20 / Feb-97	(0.28)	13.95	(16.19)	41.24
Peruvian Sovereign Bonds	5,408,486	317,329	(3,339)	5,722,476	Aug-24 / Feb-55	1.00	5.55	—	—
Negotiable Certificates of Deposit issued by BCRP	1,209,664	4,176	(3)	1,213,837	Oct-20 / Mar-23	0.25	2.29	—	—
Bonds guaranteed by the Peruvian Government	585,513	59,931	—	645,444	Oct-24 / Jul-34	1.28	3.47	2.02	4.48
Global Bonds of the Republic of Peru	446,822	3,784	(233)	450,373	Jul-25 / Aug-27	—	—	1.33	1.59
Global Bonds of the Republic of Colombia	157,023	1,205	—	158,228	Jul-21 / Feb-24	—	—	0.94	1.98
Global Bonds of the United Mexican States	14,974	2	—	14,976	Mar-22	—	—	0.80	0.80
Total	16,046,946	1,031,601	(162,335)	16,916,212
Accrued interest				178,423
Total				17,094,635

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2019
Corporate, leasing and subordinated bonds (*)	7,562,985	648,601	(12,300)	8,199,286	Jan-20 / Jan-114	0.71	21.76	2.26	10.73
Peruvian Sovereign Bonds	3,213,581	330,856	(242)	3,544,195	Aug-24 / Feb-55	1.59	5.31	—	—
Negotiable Certificates of Deposit issued by BCRP	1,481,962	1,533	(2)	1,483,493	Jan-20 / Jun-21	2.15	3.04	—	—
Bonds guaranteed by the Peruvian Government	626,087	42,153	(167)	668,073	Oct-24 / Jul -34	2.24	4.14	3.61	5.14
Global Bonds of the Republic of Colombia	114,431	551	—	114,982	Jul-21 / Mar-23	—	—	2.24	2.46
Total	12,999,046	1,023,694	(12,711)	14,010,029
Accrued interest				178,444
Total				14,188,473

(*)

As of September 30, 2020 and December 31, 2019, Inteligo holds corporate bonds from different entities for approximately S/298,551,000 and S/440,409,000, respectively, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Note 9(a).

(b.1)

The Group has determined that the unrealized losses on debt instruments as of September 30, 2020 and December 31, 2019, not related to credit risk, are of temporary nature. As of  September 30, 2020 and December 31, 2019, the detail of the unrealized losses corresponding to debt instruments classified as at fair value through other comprehensive income is as follows:

	30.09.2020			31.12.2019
Issuer	Amortized Cost	Unrealized gross gain	Unrealized gross loss	Amortized Cost	Unrealized gross gain	Unrealized gross loss	Maturity as of September 30, 2020	Risk rating as of September 30, 2020 (***)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Peruvian Sovereign Bonds	5,408,486	317,329	(3,339)	3,213,581	330,856	(242)	2024-2055	A- (*)
Corporación Financiera de Desarrollo S.A.	298,814	17,499	(6,223)	374,631	30,197	(1,438)	2029-2046	AA (**)
Rutas de Lima	295,622	—	(123,481)	285,047	46,465	—	2036-2039	Less than B- (*)
Latam Airlines	14,035	—	(8,943)	22,356	614	—	2024	Less than B- (*)
Instruments with individual losses minor than S/4 million	1,380,649	—	(20,349)	1,669,667	62,232	(11,031)	—	—
Total	7,397,606	334,828	(162,335)	5,565,282	470,364	(12,711)

(*)	Instrument rated abroad.
(**)	Instrument rated in Peru.
(***)	For those issuers with different instruments, the classification presented corresponds to the instrument with the largest unrealized loss.

On the other hand, the movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income is presented below:

	30.09.2020	31.12.2019	30.09.2019
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	34,743	28,050	28,050
Impairment of financial investments
New assets originated or purchased	134	1,588	1,379
Assets derecognized or matured (excluding write-offs)	(868)	(1,290)	(1,146)
Others (*)	55,929	6,492	(1,762)
Loss (recovery) of the period to impairment on financial investments	55,195	6,790	(1,529)
Foreign exchange effect	4,345	(97)	—
Expected credit loss at the end of the period	94,283	34,743	26,521

(*)	As of September 30, 2020, mainly includes impairment allocated to Rutas de Lima for approximately S/49,567,000.

(c)

As of September 30, 2020, investments at amortized cost are comprised of Sovereign Bonds of the Republic of Peru issued in Soles and Corporate Bonds, for an amount of S/2,671,524,000 and S/2,853,000, respectively, including accrued interest (as of December 31, 2019 are entirely comprised of Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/2,206,986,000, including accrued interest).

As of September 30, 2020, the Sovereign Bonds of the Republic of Peru have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 5.15 percent (as of December 31, 2019, these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 6.26 percent), and estimated fair value amounting to approximately S/2,890,132,000 and S/2,328,303,000, as of September 30, 2020 and December 31, 2019, respectively.

During the year 2019, the Government of the Republic of Peru performed public offerings to buyback certain sovereign bonds, with the purpose of renewing its debt and funding its fiscal deficit. Considering the purpose of this offering, following such offering, there would be no outstanding sovereign bonds of the repurchased issuances.  In the event that some bonds remained outstanding, they would become illiquid on the market. In that sense, Interbank took part of these public offerings and sold to the Government of the Republic of Peru sovereign bonds classified as investments at amortized cost for approximately S/340,518,000, generating a gain amounting to S/8,474,000, which was recorded within the caption “Gain from derecognition of financial investments at amortized cost” of the interim consolidated statement of income. Notwithstanding the aforementioned, with the purpose of maintaining its asset management strategy, the Bank purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/340,432,000, and classified them as investments at amortized cost. In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the debt renewal and the funding of the fiscal deficit of the Republic of Peru.

As of September 30, 2020 and December 31, 2019, Interbank hold loans with the BCRP that are guaranteed with these sovereign bonds of the Republic of Peru, classified as restricted, for approximately S/1,751,243,000 and S/762,347,000, respectively; see Note 9(a).

(d)	The composition of financial instruments at fair value through profit or loss is as follows:

	30.09.2020	31.12.2019
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,173,662	1,083,079
BioPharma Credit PLC	131,823	132,054
Royalty Pharma	111,900	117,682
Others	252,519	153,468
Debt instruments
Corporate, leasing and subordinated bonds	77,637	65,254
Total	1,747,541	1,551,537

(e)The composition of equity instruments measured at fair value through other comprehensive income is presented below:

	30.09.2020	31.12.2019
	S/(000)	S/(000)
BioPharma Credit PLC	359,691	336,338
InRetail Perú Corp	292,645	285,962
ViaSat Inc.	122,453	—
Ishares	114,019	140,198
Luz del Sur S.A.A.	95,671	87,983
Engie-Energía Perú S.A.	84,895	90,670
Ferreycorp S.A.A.	74,209	83,013
Credicorp	52,663	18,030
Cementos Pacasmayo S.A.A.	34,515	13,602
Others minor than S/17 million	40,565	69,926
Total	1,271,326	1,125,722

(f)	The Group rates its financial assets into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1: When the financial assets are first recognized, the Group recognizes an allowance based on 12 months ECLs. Stage 1 also includes financial assets whose credit risk has improved and the loan has been reclassified from Stage 2.

Stage 2: When a financial asset has shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs. Stage 2 also includes financial assets whose credit risk has improved and the financial asset has been reclassified from Stage 3.

Stage 3: Financial assets considered credit -impaired. The Group records an allowance for the lifetime financial asset.

For more information, see Note 30.1 of the Annual Consolidated Financial Statements.

Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost, classified by stages, in accordance with IFRS 9 as of September 30, 2020 and December 31, 2019:

	30.09.2020				31.12.2019
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Corporate, leasing and subordinated bonds	8,505,574	203,005	5,092	8,713,671	7,866,111	333,175	—	8,199,286
Peruvian Sovereign Bonds	8,375,574	—	—	8,375,574	5,704,970	—	—	5,704,970
Negotiable Certificates of Deposit issued by BCRP	1,213,837	—	—	1,213,837	1,483,493	—	—	1,483,493
Bonds guaranteed by the Peruvian Government	645,444	—	—	645,444	668,073	—	—	668,073
Global Bonds of the Republic of Peru	450,373	—	—	450,373	—	—	—	—
Global Bonds of the Republic of Colombia	158,228	—	—	158,228	114,982	—	—	114,982
Global Bonds of the United Mexican States	14,976	—	—	14,976	—	—	—	—
Total	19,364,006	203,005	5,092	19,572,103	15,837,629	333,175	—	16,170,804

5.	Loans, net
(a)	This caption is made up as follows:

	30.09.2020	31.12.2019
	S/(000)	S/(000)
Direct loans
Loans	34,968,223	28,504,689
Credit cards	4,898,967	5,876,983
Leasing	1,269,016	1,533,395
Discounted notes	439,924	686,164
Factoring	504,976	374,192
Advances and overdrafts	61,245	87,373
Refinanced loans	272,770	251,180
Past due and under legal collection loans	1,146,971	943,168
	43,562,092	38,257,144
Plus (minus)
Accrued interest from performing loans	419,049	316,171
Unearned interest and interest collected in advance	(18,210)	(41,683)
Impairment allowance for loans (d)	(3,116,452)	(1,394,779)
Total direct loans, net	40,846,479	37,136,853
Indirect loans	4,582,439	4,101,977

(b)	The classification of the direct loan portfolio is as follows:

	30.09.2020	31.12.2019
	(*)
	S/(000)	S/(000)
Commercial loans (c.1) (**)	22,023,033	17,479,006
Consumer loans (c.1)	11,853,157	12,821,567
Mortgage loans (c.1)	7,470,447	7,206,445
Small and micro-business loans (c.1)	2,215,455	750,126
Total	43,562,092	38,257,144

(*)

As of September 30, 2020, the balance of the direct loan portfolio includes disbursements made by Interbank within the “Reactiva Perú” program for approximately S/6,709 million, out of which S/4,731 million were granted to clients of its commercial portfolio and S/1,978 million to clients of its small and micro- business portfolio.

(**)	In 2019, Interbank acquired a commercial loan from Sumitomo Mitsui Banking Corporation for an amount of S/164,950,000.

(c)

The following table shows the credit quality and maximum exposure to credit risk of direct loans based on the Group's internal credit rating as of September 30, 2020 and December 31, 2019. The amounts presented do not consider impairment:

	30.09.2020				31.12.2019
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	31,361,155	1,219,718	—	32,580,873	28,314,167	271,610	—	28,585,777
Standard grade	5,167,028	1,184,629	—	6,351,657	4,675,010	528,372	—	5,203,382
Sub-standard grade	788,162	743,694	—	1,531,856	358,527	969,387	—	1,327,914
Past due but not impaired	713,427	1,113,863	—	1,827,290	1,474,310	770,876	—	2,245,186
Impaired
Individually impaired	—	—	7,695	7,695	—	—	8,444	8,444
Collectively impaired	—	—	1,262,721	1,262,721	—	—	886,441	886,441
Total direct loans	38,029,772	4,261,904	1,270,416	43,562,092	34,822,014	2,540,245	894,885	38,257,144

	30.09.2020				31.12.2019
Indirect loans	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	4,127,420	268,195	—	4,395,615	3,733,040	62,860	—	3,795,900
Standard grade	106,425	41,346	—	147,771	108,515	118,463	—	226,978
Sub-standard grade	88	7,230	—	7,318	7,597	41,095	—	48,692
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually impaired	—	—	22,607	22,607	—	—	22,607	22,607
Collectively impaired	—	—	9,128	9,128	—	—	7,800	7,800
Total indirect loans	4,233,933	316,771	31,735	4,582,439	3,849,152	222,418	30,407	4,101,977

(c.1)The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loan portfolio:

	30.09.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	16,489,067	800,450	—	17,289,517	12,786,786	53,449	—	12,840,235
Standard grade	2,868,805	778,828	—	3,647,633	2,605,473	127,347	—	2,732,820
Sub-standard grade	131,566	138,872	—	270,438	132,707	401,991	—	534,698
Past due but not impaired	316,604	260,171	—	576,775	1,069,813	102,267	—	1,172,080
Impaired
Individually impaired	—	—	7,695	7,695	—	—	8,444	8,444
Collectively impaired	—	—	230,975	230,975	—	—	190,729	190,729
Total commercial loans	19,806,042	1,978,321	238,670	22,023,033	16,594,779	685,054	199,173	17,479,006

	30.09.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	7,680,120	301,838	—	7,981,958	9,319,421	176,764	—	9,496,185
Standard grade	1,193,570	331,341	—	1,524,911	1,443,966	311,673	—	1,755,639
Sub-standard grade	321,287	451,408	—	772,695	196,126	362,228	—	558,354
Past due but not impaired	186,742	722,645	—	909,387	167,295	443,693	—	610,988
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	664,206	664,206	—	—	400,401	400,401
Total consumer loans	9,381,719	1,807,232	664,206	11,853,157	11,126,808	1,294,358	400,401	12,821,567

	30.09.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	5,547,978	12,726	—	5,560,704	5,676,737	21,775	—	5,698,512
Standard grade	839,512	65,464	—	904,976	550,656	65,662	—	616,318
Sub-standard grade	297,769	95,699	—	393,468	25,855	190,605	—	216,460
Past due but not impaired	199,258	92,323	—	291,581	225,687	201,506	—	427,193
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	319,718	319,718	—	—	247,962	247,962
Total mortgage loans	6,884,517	266,212	319,718	7,470,447	6,478,935	479,548	247,962	7,206,445

	30.09.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,643,990	104,704	—	1,748,694	531,223	19,622	—	550,845
Standard grade	265,141	8,996	—	274,137	74,915	23,690	—	98,605
Sub-standard grade	37,540	57,715	—	95,255	3,839	14,563	—	18,402
Past due but not impaired	10,823	38,724	—	49,547	11,515	23,410	—	34,925
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	47,822	47,822	—	—	47,349	47,349
Total small and micro-business loans	1,957,494	210,139	47,822	2,215,455	621,492	81,285	47,349	750,126

Total direct loans	38,029,772	4,261,904	1,270,416	43,562,092	34,822,014	2,540,245	894,885	38,257,144

(d)

During the nine-months period ended September 30, 2020, the impairment loss for direct and indirect loans amounted to S/2,054,361,000 and S/12,064,000, respectively. Following is the movement of the allowance for expected credit loss for direct and indirect loans:

(d.1)	Direct loans

	30.09.2020				30.09.2019				31.12.2019
Direct loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of period balances	461,892	394,773	538,114	1,394,779	394,801	462,749	507,254	1,364,804	1,364,804
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	389,605	—	—	389,605	278,019	—	—	278,019	317,473
Assets derecognized or repaid (excluding write offs)	(60,504)	(39,894)	(26,209)	(126,607)	(76,795)	(63,238)	(29,628)	(169,661)	(223,510)
Transfers to Stage 1	70,331	(69,046)	(1,285)	—	115,258	(113,531)	(1,727)	—	—
Transfers to Stage 2	(170,659)	183,759	(13,100)	—	(121,432)	137,435	(16,003)	—	—
Transfers to Stage 3	(39,234)	(146,244)	185,478	—	(44,611)	(124,348)	168,959	—	—
Impact on the expected credit loss for credits that change stage in the period	(25,172)	290,770	466,078	731,676	(86,878)	128,835	457,840	499,797	707,008
Others	776,148	328,803	(45,264)	1,059,687	44,703	(28,211)	(1,870)	14,622	(28,228)
Total (*)	940,515	548,148	565,698	2,054,361	108,264	(63,058)	577,571	622,777	772,743
Write-offs (**)	—	—	(436,401)	(436,401)	—	—	(624,988)	(624,988)	(874,068)
Recovery of written–off loans	—	—	73,735	73,735	—	—	102,020	102,020	136,468
Foreign exchange effect (***)	6,723	6,030	17,225	29,978	61	139	246	446	(5,168)
Expected credit loss at the end of period balances	1,409,130	948,951	758,371	3,116,452	503,126	399,830	562,103	1,465,059	1,394,779

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	30.09.2020				30.09.2019				31.12.2019
Direct loans – Commercial	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of period balances	54,693	24,399	67,158	146,250	68,705	27,397	98,111	194,213	194,213
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	101,235	—	—	101,235	51,240	—	—	51,240	42,558
Assets derecognized or repaid (excluding write offs)	(17,645)	(3,902)	(1,240)	(22,787)	(27,270)	(7,851)	(2,310)	(37,431)	(54,346)
Transfers to Stage 1	2,698	(2,698)	—	—	7,623	(7,623)	—	—	—
Transfers to Stage 2	(29,164)	29,164	—	—	(12,062)	13,233	(1,171)	—	—
Transfers to Stage 3	(583)	(2,878)	3,461	—	(5,924)	(3,441)	9,365	—	—
Impact on the expected credit loss for credits that change stage in the period	4,482	17,684	22,921	45,087	(5,466)	3,445	20,976	18,955	29,078
Others	(7,202)	(19,133)	(7,006)	(33,341)	(2,953)	(1,038)	2,701	(1,290)	(35,128)
Total (*)	53,821	18,237	18,136	90,194	5,188	(3,275)	29,561	31,474	(17,838)
Write-offs (**)	—	—	(18,502)	(18,502)	—	—	(14,892)	(14,892)	(29,800)
Recovery of written–off loans	—	—	636	636	—	—	794	794	968
Foreign exchange effect (***)	6,361	2,883	5,565	14,809	72	22	78	172	(1,293)
Expected credit loss at the end of period balances	114,875	45,519	72,993	233,387	73,965	24,144	113,652	211,761	146,250

	30.09.2020				30.09.2019				31.12.2019
Direct loans – Consumer	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of period balances	384,989	332,697	340,914	1,058,600	303,953	398,353	284,645	986,951	986,951
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	146,551	—	—	146,551	212,112	—	—	212,112	257,150
Assets derecognized or repaid (excluding write offs)	(39,799)	(34,019)	(16,216)	(90,034)	(45,399)	(53,188)	(14,784)	(113,371)	(144,325)
Transfers to Stage 1	52,659	(51,374)	(1,285)	—	99,576	(97,849)	(1,727)	—	—
Transfers to Stage 2	(107,379)	111,212	(3,833)	—	(103,964)	108,727	(4,763)	—	—
Transfers to Stage 3	(37,710)	(134,713)	172,423	—	(36,496)	(111,248)	147,744	—	—
Impact on the expected credit loss for credits that change stage in the period	(39,713)	258,544	368,207	587,038	(74,115)	117,313	385,542	428,740	607,998
Others	790,829	364,575	10,646	1,166,050	51,445	(26,937)	(3,620)	20,888	9,467
Total (*)	765,438	514,225	529,942	1,809,605	103,159	(63,182)	508,392	548,369	730,290
Write-offs (**)	—	—	(394,320)	(394,320)	—	—	(570,973)	(570,973)	(785,863)
Recovery of written–off loans	—	—	70,130	70,130	—	—	97,068	97,068	130,184
Foreign exchange effect (***)	130	2,449	5,916	8,495	8	119	214	341	(2,962)
Expected credit loss at the end of period balances	1,150,557	849,371	552,582	2,552,510	407,120	335,290	319,346	1,061,756	1,058,600

	30.09.2020				30.09.2019				31.12.2019
Direct loans – Mortgage	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of period balances	9,418	22,788	89,476	121,682	8,428	20,142	86,040	114,610	114,610
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	2,328	—	—	2,328	1,621	—	—	1,621	2,153
Assets derecognized or repaid (excluding write offs)	(674)	(1,070)	(7,736)	(9,480)	(639)	(793)	(9,914)	(11,346)	(15,205)
Transfers to Stage 1	12,710	(12,710)	—	—	6,287	(6,287)	—	—	—
Transfers to Stage 2	(919)	10,115	(9,196)	—	(1,052)	11,068	(10,016)	—	—
Transfers to Stage 3	(455)	(4,255)	4,710	—	(229)	(3,073)	3,302	—	—
Impact on the expected credit loss for credits that change stage in the period	10,938	2,252	62,919	76,109	(5,753)	1,684	24,979	20,910	28,120
Others	44,085	2,013	(49,114)	(3,016)	541	(622)	(2,733)	(2,814)	(1,845)
Total (*)	68,013	(3,655)	1,583	65,941	776	1,977	5,618	8,371	13,223
Write-offs (**)	—	—	(2,548)	(2,548)	—	—	(1,386)	(1,386)	(5,427)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect (***)	202	693	5,479	6,374	2	6	50	58	(724)
Expected credit loss at the end of period balances	77,633	19,826	93,990	191,449	9,206	22,125	90,322	121,653	121,682

	30.09.2020				30.09.2019				31.12.2019
Direct loans – Small and micro-business	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of period balances	12,792	14,889	40,566	68,247	13,715	16,857	38,458	69,030	69,030
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	139,491	—	—	139,491	13,046	—	—	13,046	15,612
Assets derecognized or repaid (excluding write offs)	(2,386)	(903)	(1,017)	(4,306)	(3,487)	(1,406)	(2,620)	(7,513)	(9,634)
Transfers to Stage 1	2,264	(2,264)	—	—	1,772	(1,772)	—	—	—
Transfers to Stage 2	(33,197)	33,268	(71)	—	(4,354)	4,407	(53)	—	—
Transfers to Stage 3	(486)	(4,398)	4,884	—	(1,962)	(6,586)	8,548	—	—
Impact on the expected credit loss for credits that change stage in the period	(879)	12,290	12,031	23,442	(1,544)	6,393	26,343	31,192	41,812
Others	(51,564)	(18,652)	210	(70,006)	(4,330)	386	1,782	(2,162)	(722)
Total (*)	53,243	19,341	16,037	88,621	(859)	1,422	34,000	34,563	47,068
Write-offs (**)	—	—	(21,031)	(21,031)	—	—	(37,737)	(37,737)	(52,978)
Recovery of written–off loans	—	—	2,969	2,969	—	—	4,158	4,158	5,316
Foreign exchange effect (***)	30	5	265	300	(21)	(8)	(96)	(125)	(189)
Expected credit loss at the end of period balances	66,065	34,235	38,806	139,106	12,835	18,271	38,783	69,889	68,247

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	30.09.2020				30.09.2019				31.12.2019
Contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of period balances	16,367	4,720	18,607	39,694	19,829	19,753	22,469	62,051	62,051
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	3,519	—	—	3,519	6,396	—	—	6,396	6,937
Assets derecognized or repaid (excluding write offs)	(2,102)	(551)	(149)	(2,802)	(9,329)	(5,809)	(3,302)	(18,440)	(19,800)
Transfers to Stage 1	1,746	(1,746)	—	—	9,180	(9,180)	—	—	—
Transfers to Stage 2	(574)	574	—	—	(1,928)	1,928	—	—	—
Transfers to Stage 3	(90)	(39)	129	—	(183)	(9)	192	—	—
Impact on the expected credit loss for credits that change stage in the period	(1,250)	479	720	(51)	(3,450)	(1,225)	390	(4,285)	(4,329)
Others	12,115	(367)	(350)	11,398	(639)	(1,803)	(1,049)	(3,491)	(4,740)
Total (*)	13,364	(1,650)	350	12,064	47	(16,098)	(3,769)	(19,820)	(21,932)
Write-offs (**)	—	—	—	—	—	—	—	—	—
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect and others (***)	654	295	41	990	28	41	2	71	(425)
Expected credit loss at the end of period balances	30,385	3,365	18,998	52,748	19,904	3,696	18,702	42,302	39,694

(*)

As of September 30, 2020, the increase in loan impairment loss, net of recoveries, corresponds to greater provision requirements, mainly in the consumer loan portfolio related to adjustments performed in the calculation model of expected credit loss of Interbank’s clients aimed to face the impact of Covid-19; see Note 1(b).

(**)

The Group writes-off financial assets that are still subject to collection activities. In this regard, the Group seeks to recover the amounts legally owed in full but have been written off because there is no reasonable expectation of recovery.

(***)Corresponds mainly to the effect of the exchange rate and the variation of the time value of money.

6.	Investment property
(a)	This caption is made up as follows:

	30.09.2020	31.12.2019	Acquisition or construction year	Valuation methodology as of September 30, 2020 and December 31, 2019
	S/(000)	S/(000)
Land
San Isidro – Lima	239,506	239,152	2009	Appraisal
San Martín de Porres – Lima	78,162	72,013	2015	Appraisal
Piura	32,839	50,396	2008	Appraisal
Sullana	17,952	16,540	2012	Appraisal
Santa Clara – Lima	14,068	12,961	2017	Appraisal
Others	9,130	8,727	-	DCF/Appraisal
	391,657	399,789
Completed investment property - “Real Plaza” Shopping Malls
Talara	35,480	37,772	2015	DCF
	35,480	37,772
Buildings
Orquídeas - San Isidro - Lima	166,384	168,787	2017	DCF
Ate Vitarte – Lima	109,204	82,925	2006	DCF
Piura	71,338	—	2020	DCF
Chorrillos – Lima	66,944	71,680	2017	DCF
Chimbote	41,658	49,898	2015	DCF
Maestro-Huancayo	32,518	34,569	2017	DCF
Cusco	31,110	30,774	2017	DCF
Pardo y Aliaga – Lima	23,105	19,963	2008	DCF
Panorama – Lima	20,453	21,819	2016	DCF
Trujillo	17,815	17,600	2016	DCF
Cercado de Lima – Lima	14,560	13,545	2017	DCF
Others	22,545	22,975	2017	DCF
	617,634	534,535

Total	1,044,771	972,096

DCF: Discounted cash flow

i)	As of September 30, 2020 and December 31, 2019, there are no liens on investment property.

(b)	The net gain on investment properties as of September 30, 2020 and 2019, consists of the following:

	30.09.2020	30.09.2019
	S/(000)	S/(000)
Gain on valuation of investment property	11,919	44,655
Income from rental of investment property	29,289	36,473
Loss on sale of investment property (e)	—	(5,936)
Total	41,208	75,192

(c)	The movement of investment property is as follows:

	30.09.2020	30.09.2019
	S/(000)	S/(000)
Beginning of period balances	972,096	986,538
Additions (d)	55,555	16,259
Sales (e)	—	(85,256)
Valuation gain	11,919	44,655
Net transfers	5,201	—
Balance as of September 30	1,044,771	962,196
Balance as of December 31, 2019		972,096

(d)	Annual variation corresponds mainly to outlays related to the purchase of the "Piura" building, which was acquired in cash from a related entity.

During 2019, main additions are outlays related to the construction of the “Chimbote” and “Chorrillos” educational centers.

(e)

During 2019, Interseguro sold to a related entity in cash and at market value, a percentage of the land located in Miraflores, Lima (called “Cuartel San Martin”); recognizing a net loss of approximately S/1,556,000. The result of the sale of investment property is presented as "Net gain on investment property" in the interim consolidated statement of income.

(f)	The valuation techniques to estimate the fair value and the main assumptions used are described in Note 7 “Investment property” of the Annual Consolidated Financial Statements.

7.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	30.09.2020	31.12.2019
	S/(000)	S/(000)
Accounts receivable and other assets, net
Financial instruments
Accounts receivable related to derivative financial instruments (b)	523,185	220,776
Other accounts receivable, net	367,524	393,254
Accounts receivable from sale of investments	154,392	74,373
Assets for technical reserves for claims and premiums by reinsurers	68,725	77,430
Operations in process	44,990	45,613
Others	37,931	39,760
	1,196,747	851,206
Non-financial instruments
Prepaid Income Tax	235,992	25,270
Deferred charges	73,219	63,377
Investments in associates	64,421	72,301
Realizable assets, received as payment and seized through legal actions	21,977	22,446
Prepaid rights to related entity	7,194	6,628
Others	2,010	10,644
	404,813	200,666
Total	1,601,560	1,051,872
Accounts payable, provisions and other liabilities
Financial instruments
Contract with investment component	561,752	465,542
Other accounts payable	456,039	436,331
Accounts payable related to derivative financial instruments (b)	413,999	222,305
Lease liabilities	281,572	341,836
Accounts payable for acquisitions of investments	244,526	75,820
Operations in process	175,819	132,982
Others	141,366	181,732
	2,275,073	1,856,548
Non-financial instruments
Provision for other contingencies	45,033	50,931
Taxes payable	30,201	76,423
Others	56,652	64,146
	131,886	191,500
Total	2,406,959	2,048,048

(b)	The fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts as of September 30, 2020 and December 31, 2019 is presented below:

As of September 30, 2020	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the interim consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading
Forward exchange contracts	58,371	56,903	8,148,489	—	Between October 2020 and September 2021	—	—
Interest rate swaps	233,971	236,671	5,718,143	—	Between November 2020 and June 2036	—	—
Currency swaps	67,885	49,524	2,188,407	—	Between October 2020 and February 2027	—	—
Cross currency swaps	—	67,345	211,714	—	January 2023	—	—
Options	—	355	33,338	—	Between October 2020 and March 2021	—	—
	360,227	410,798	16,300,091	—
Derivatives held as hedges Cash flow hedges:
Cross currency swaps (CCS)	129,318	—	1,586,277	(4,673)	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	33,640	—	539,550	(893)	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	—	1,542	143,880	786	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	828	89,925	321	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	831	89,925	321	December 2020	Due to banks	Due to banks and correspondents
	162,958	3,201	2,449,557	(4,138)
	523,185	413,999	18,749,648	(4,138)

As of December 31, 2019	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the interim consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading
Forward exchange contracts	95,961	45,276	9,289,914	—	Between January 2020 and January 2021	—	—
Interest rate swaps	81,517	75,071	4,238,143	—	Between November 2020 and December 2029	—	—
Currency swaps	30,438	36,428	1,727,922	—	Between January 2020 and September 2026	—	—
Cross currency swaps	—	50,523	195,056	—	January 2023	—	—
Options	33	126	22,154	—	Between January 2020 and December 2020	—	—
	207,949	207,424	15,473,189	—
Derivatives held as hedges Cash flow hedges:
Cross currency swaps (CCS)	12,827	8,225	1,461,474	(31,211)	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	—	2,821	497,100	(19,694)	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	—	1,670	132,560	(285)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,080	82,850	(289)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,085	82,850	(287)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS) (ii)	—	—	—	1,097	-	-	-
	12,827	14,881	2,256,834	(50,669)
	220,776	222,305	17,730,023	(50,669)

(i)	As of September 30, 2020 and December 31, 2019, certain derivative financial instruments required the establishment of collateral deposits; see Note 3(d).
(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness in 2020 and 2019. During the year 2019, two hedges were discontinued for a total nominal value of US$20,000,000 because of the early redemption of the senior bonds denominated “5.750% Senior Notes due 2020”.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

8.	Deposits and obligations
(a)	This caption is made up as follows:

	30.09.2020	31.12.2019
	S/(000)	S/(000)
Saving deposits	16,066,920	11,384,876
Demand deposits	14,932,187	11,716,035
Time deposits	12,464,861	13,053,033
Compensation for service time	1,730,866	1,933,052
Other obligations	14,030	6,228
Total	45,208,864	38,093,224

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)	As of September 30, 2020 and December 31, 2019, approximately S/13,505,422,000 and S/10,725,904,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
9.	Due to banks and correspondents
(a)	This caption is comprised of the following:

	30.09.2020	31.12.2019
	S/(000)	S/(000)
By type
Banco Central de Reserva del Perú - BCRP (b)	8,341,071	1,897,568
Promotional credit lines	1,430,310	1,422,067
Loans received from foreign entities	748,176	613,090
Loans received from Peruvian entities	1,737	2,049
	10,521,294	3,934,774
Interest and commissions payable	33,704	44,863
	10,554,998	3,979,637
By term
Short term	2,872,153	2,666,530
Long term	7,682,845	1,313,107
Total	10,554,998	3,979,637

(b)	Interbank took part in the auction of funds for the “Reactiva Perú” program, Note 1(b). As of September 30, 2020, the amount recorded as debt to the BCRP amounts to approximately S/6,709 million.
(c)

As of September 30, 2020 and December 31, 2019, some of the Bank loans agreements include standard covenants regarding capital ratios, financial ratios, disposal of assets and transactions among companies under certain conditions, the use of funds and other issues.

In the opinion of Management and its legal advisors, all covenants have been met by the Group related to its due to banks and correspondents as of September 30, 2020 and December 31, 2019.

10.	Bonds, notes and other obligations

(a)This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	30.09.2020	31.12.2019
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program
Third (A serie)	Interbank	3.5% + VAC (*)	Semi-annually	2023	S/ 110,000	91,000	91,000
Eighth (A serie)	Interbank	6.91%	Semi-annually	2022	S/ 137,900	137,106	136,908
						228,106	227,908
Subordinated bonds – second program
Second (A serie)	Interbank	5.81%	Semi-annually	2023	S/ 150,000	149,867	149,827
Third (A serie)	Interbank	7.50%	Semi-annually	2023	US$50,000	179,603	165,426
						329,470	315,253
Subordinated bonds – third program
First (single serie)	Interseguro	6.00%	Semi-annually	2029	US$20,000	71,940	66,280
Second (single serie)	Interseguro	4.34%	Semi-annually	2029	US$20,000	71,940	66,280
Third (single serie)	Interseguro	4.84%	Semi-annually	2030	US$25,000	89,925	—
						233,805	132,560
Corporate bonds – second program
Fifth (A serie)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/ 150,000	150,000	150,000

Negotiable certificates of deposits – first program
First (A serie)	Interbank	4.28%	Annually	2020	S/ 150,000	—	148,603
Total local issuances						941,381	974,324
International issuances
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	1,075,507	990,216
Junior subordinated notes	Interbank	8.500%	Semi-annually	2070	US$200,000	—	660,992
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,055,558	969,794
Corporate bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	1,698,353	1,549,877
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/ 312,000	311,274	311,185
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,426,820	1,313,259
Subordinated bonds (d)	Interbank	4.000%	Semi-annually	2030	US$300,000	1,071,144	—
Total international issuances						6,638,656	5,795,323
Total local and international issuances						7,580,037	6,769,647
Interest payable						116,057	120,643
Total						7,696,094	6,890,290

(*)	The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of September 30, 2020 and December 31, 2019, the international issuances maintain mainly standard clauses for periodic reporting of financial information. In the opinion of Management and its legal advisors, these clauses have been met by the Group as of September 30, 2020 and December 31, 2019. See detailed information in Note 13 of the Annual Consolidated Financial Statements.

(c)

On September 30, 2020, Interseguro issued subordinated bonds denominated “Third Issuance of the Third Program of Subordinated Bonds Interseguro (Single Serie)” for the amount of US$25,000,000, recorded in Section “Transferable Securities and Issuance Programs” of the Public Registry of the Stock Market, under the Third Program of Subordinated Bonds of Interseguro.

(d)

During the month of June 2020, Interbank issued subordinated bonds called “4.00% Subordinated Notes due 2030” for an amount of US$300,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1933 of the United States of America.

11.	Insurance contract liabilities
(a)	This caption is comprised of the following:

	30.09.2020	31.12.2019
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	11,577,661	11,135,635
Technical reserves for claims (c)	215,593	203,175
	11,793,254	11,338,810
By term
Short term	403,506	948,316
Long term	11,389,748	10,390,494
Total	11,793,254	11,338,810

(b)	The movement of technical reserves for insurance premiums (disclosed by type of insurance) for the nine-month periods ended September 30, 2020 and 2019, is as follows:

	2020					2019
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of period balances	9,653,420	779,455	661,687	41,073	11,135,635	8,665,894	715,217	586,166	39,683	10,006,960
Insurance subscriptions	150,647	—	1,597	31,885	184,129	228,127	—	3,116	36,729	267,972
Acquisition of Mapfre (*)	—	—	292,499	—	292,499	—	—	—	—	—
Interest rate effect	(142,974)	(46,597)	(15,296)	—	(204,867)	951,093	85,463	—	—	1,036,556
Time passage adjustments	(145,662)	(8,726)	68,425	(32,069)	(118,032)	(100,292)	(12,047)	95,917	(34,644)	(51,066)
Maturities and recoveries	—	—	(32,848)	—	(32,848)	—	—	(36,777)	—	(36,777)
Exchange differences	270,628	—	50,248	269	321,145	10,628	—	1,914	10	12,552
Balance as of September 30	9,786,059	724,132	1,026,312	41,158	11,577,661	9,755,450	788,633	650,336	41,778	11,236,197
Balances as of December 31						9,653,420	779,455	661,687	41,073	11,135,635

(*)

In December 2019, the SBS authorized the transfer of a net equity block from Mapfre Peru Vida, which was made effective on January 2, 2020. The final value of the loan portfolio transfer resulted in a price adjustment in favor of Mapfre for a total amount of S/9,534,000, which were disbursed by Interseguro in cash.

(c)	In Management’s opinion, these balances reflect the exposure of life and general insurance contracts as of September 30, 2020 and December 31, 2019, in accordance with IFRS 4.

(d)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves as of September 30, 2020 and December 31, 2019, are the following:

Interest rates
Type	Mortality table	30.09.2020	31.12.2019
Annuities	SPP-S-2017, SPP-I-2017	4.09% in US$	4.54% in US$
	with improvement factor for mortality	2.33% in S/ VAC 5.50% in adjusted S/	1.89% in S/ VAC 5.10% in adjusted S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality	2.33% in S/ VAC	1.89% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjusted	4.00 - 5.00%	4.00 - 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of September 30, 2020 and December 31, 2019 are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	30.09.2020			31.12.2019
		Variation of the reserve			Variation of the reserve
	Reserve	Amount	Percentage	Reserve	Amount	Percentage
Variables	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities
Portfolio in S/ and US Dollars - Basis amount
Changes in interest rate: + 100 bps	8,798,521	(987,539)	(10.09)	8,646,725	(1,006,695)	(10.43)
Changes in interest rate: - 100 bps	10,991,452	1,205,392	12.32	10,890,170	1,236,750	12.81
Changes in mortality table at 105%	9,684,014	(102,046)	(1.04)	9,554,268	(99,152)	(1.03)
Changes in mortality table at 95%	9,893,151	107,091	1.09	9,757,493	104,073	1.08
Retirements, disability and survival
Portfolio in S/ – Basis amount
Changes in interest rate: + 100 bps	642,811	(81,321)	(11.23)	687,451	(92,004)	(11.80)
Changes in interest rate: - 100 bps	824,987	100,856	13.93	894,614	115,159	14.77
Changes in mortality table at 105%	714,733	(9,398)	(1.30)	769,044	(10,411)	(1.34)
Changes in mortality table at 95%	734,004	9,873	1.36	790,403	10,948	1.40

12.	Net equity
(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of September 30, 2020 and December 31, 2019, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on April 7, 2020, agreed to distribute dividends for the year 2019 for approximately US$202,033,000 (equivalent to approximately S/698,228,000), equivalent to US$1.75 per share, which were paid on May 6, 2020.

The General Shareholders’ Meeting of IFS held on April 1, 2019, agreed to distribute dividends for the year 2018 for approximately US$197,187,000 (equivalent to approximately S/654,464,000), equivalent to US$1.75 per share, which were paid on May 3, 2019.

(b)     Treasury stock -

As of September 30, 2020 and December 31, 2019, some subsidiaries hold 500 and 1,400 shares issued by IFS, respectively, with an acquisition cost equivalent to S/57,000 and S/196,000, respectively.

Sale of treasury stock (2019)

As indicated in Note 1(c), in July 2019, Interbank and IFS sold a combined 2,418,754 shares. Said sale was recorded by decreasing the caption “Treasury stock” for an amount of S/208,178,000, and the highest value collected due to said sale amounted to S/138,997,000 and was recorded in the caption “Retained earnings”.

(c)  Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019; see Note 1(c). Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d)  Reserves -

The Board of Directors of IFS held on April 22, 2020, agreed to constitute reserves for S/500,000,000 charged to retained earnings.

(e)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of September 30, 2020 and December 31, 2019, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statements of each Subsidiary prepared following the accounting principles and practices stated by their regulators (the SBS or Central Bank of the Bahamas, in the case of Inteligo Bank).

In Management’s opinion, Interbank, Interseguro and Inteligo Bank have been fulfilling the current requirements established by their regulators.

13.	Tax situation
(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas, are not subject to Income Tax, or any other taxes on capital gains, equity or property; nevertheless, IFS is subject to an additional tax on dividends received from its Subsidiaries incorporated and domiciled in Peru; see paragraph (b). The Subsidiaries incorporated and domiciled in Peru are subject to the Peruvian Tax legislation; see paragraph (c).

(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends.

In this regard, since IFS controls the entities that distribute the dividends, it recognizes the amount of the additional Income Tax as expense of the financial year of the dividends.
(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of September 30, 2020 and December 31, 2019, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.  The Income Tax and the Value-Added-Tax returns subject to inspection by the Tax Authority in each of the Subsidiaries, are the following:

- Interbank: Income Tax returns for the years 2014 to 2019, and Value-Added-Tax returns for the years 2015 to 2019.

-	Interseguro: Income Tax returns for the years 2014, 2015, 2017, 2018 and 2019, and Value-Added-Tax returns for the years 2014 to 2019.
-	Hipotecaria Sura and Seguros Sura: Income Tax returns for the years 2014 to 2018, and Value-Added-Tax returns for the years 2014 to 2018.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the detail of the ongoing tax procedures for the Subsidiaries:

Interbank:

In April 2004, June 2006, February 2007, June 2007, November 2007, October 2008 and December 2010, Interbank received a number of Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started, with the exception of Income Tax 2006, which is still pending in the Tax Court.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, the Bank considers that the interest in suspense do not constitute accrued income, in accordance with the SBS’s regulations, which is also supported by rulings by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a recent pronouncement in June 2019.

Notwithstanding the foregoing, in February 2018, the Third Transitory Chamber of Constitutional and Social Law of the Supreme Court issued a ruling regarding a third bank that impacted the original estimation regarding the degree of contingency for this discrepancy. Subsequently, in June 2019, the Permanent Chamber of Constitutional and Social Law of the Supreme Court, in a case followed with another financial entity, ruled in favor of the tax treatment over the interest in suspense followed by said entity; which is consistent with the tax treatment followed by Interbank. On March 12, 2020, the Permanent Chamber of Constitutional and Social Law of the Supreme Court published on the website of the Judiciary its ruling regarding Interbank’s Income Tax for the year 2003, declaring groundless the cassation appeals filed by SUNAT and the Ministry of Economy and Finance (“MEF”, by its Spanish acronym), thus reaffirming the position held by the Bank regarding that interest in suspense does not constitute taxable income. Lastly, on July 6, 2020, the Permanent Chamber of Constitutional and Social Law of the Supreme Court has formally notified the aforementioned ruling.

From the tax and legal analysis performed, reinforced by the aforementioned recent ruling by the Permanent Chamber of Constitutional and Social Law of the Supreme Court, Interbank’s Management and its external legal advisors consider that it exists sufficient technical support for the prevalence of Interbank’s position, in relation with the tax periods under resolution process; thus, it has not been recorded any provision for this contingency as of September 30, 2020 and December 31, 2019.

The tax liability requested for this concept and other minor contingencies as of September 30, 2020, without considering the effects of the ruling by the Permanent Chamber of Constitutional and Social Law of the Supreme Court published on March 12, 2020, amounted to approximately S/310,000,000, out of which S/34,000,000 corresponded to taxes and the difference to fines and interest arrears (as of December 31, 2019 amounted to approximately S/303,000,000, out of which S/34,000,000 corresponded to taxes and the difference to fines and interest arrears); however, it is estimated that once SUNAT performs the resettlements of the Income Tax, including the effects of said ruling, the requested amount will diminish significantly.

On the other hand, on February 3, 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. Subsequently, on November 6, 2018, SUNAT closed again the audit process corresponding to the Income Tax 2010, which had been reopened due to invalidity; Interbank filed a claim procedure and afterwards a tax appeal. Currently, the appeal is pending resolution by the Tax Court.

On February 14, 2018, SUNAT notified Interbank of the beginning of the partial audit process for the third category Income Tax corresponding to the year 2014. Subsequently, on September 7, 2018, SUNAT closed said partial audit process and did not determine any additional settlement of said tax.

On January 14, 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. The tax debt requested by SUNAT amounts to approximately S/50,000,000 (including taxes, penalties and moratorium interest). The main concept observed was the deduction of loan write-offs without proof by the SBS. As of September 30, 2020, the tax liability requested for this concept and other minor contingencies amounted to approximately S/41,000,000, out of which S/11,000,000 corresponded to taxes and the difference to fines and interest arrears (S/39,000,000 and S/11,000,000, respectively as of December 31, 2019).

To date, Interbank’s Management has submitted the respective complaints to the resolutions indicated above. In the opinion of Management and its legal advisors, any eventual additional tax would not be significant for the financial statements as of September 30, 2020 and December 31, 2019.

On April 26, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process.

On September 11, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on the Income Tax corresponding to the year 2014. To date, said audit is under process.

On December 12, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on the Income Tax corresponding to the year 2015. To date, said audit is under process.

On July 31, 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. The tax debt requested by SUNAT amounts to approximately S/13,000,000. The main concept observed was the deduction of expenses for income from foreign sources.

As of September 30, 2020, the tax liability requested for this concept and other minor contingencies amounts to approximately S/13,000,000 referred to fines and interest arrears.

Lastly, to date, SUNAT is auditing Interbank’s 2014 taxable period. In the opinion of Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of September 30, 2020 and December 31, 2019.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015. The tax debt requested by SUNAT amounts to approximately S/19,000,000. On January 30, 2019, the Company filed an appeal against the Resolution of Determination claimed by SUNAT. Considering that this debt corresponds to a period prior to the acquisition of Seguros

Sura by the Group and according to the conditions of the purchase and sale agreement of this entity, this debt, if confirmed after the legal actions that Management is to file, would be assumed by the sellers.

In the opinion of Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of September 30, 2020 and December 31, 2019.

(e)	IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the nine-months period ended September 30,
	2020	2019
	S/(000)	S/(000)
Current – Expense	43,470	330,704
Deferred – (Income) expense	(192,500)	15,278
	(149,030)	345,982

14.	Interest income and expenses, and similar accounts
(a)	This caption is comprised of the following:

	For the nine-months period ended September 30,
	2020	2019
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	2,881,573	2,834,379
Interest on investments at fair value through other comprehensive income	567,996	546,330
Interest on investments at amortized cost	84,719	67,903
Dividends on financial instruments	61,934	54,298
Interest on due from banks and inter-bank funds	29,217	92,635
Other interest and similar income	3,469	1,803
Subtotal	3,628,908	3,597,348

One-off impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	(151,143)	—

Interest and similar income, net	3,477,765	3,597,348

Interest and similar expenses
Interest and fees on deposits and obligations	(426,247)	(527,476)
Interest on bonds, notes and other obligations	(282,460)	(304,169)
Interest and fees on obligations with financial institutions	(138,890)	(135,771)
Deposit insurance fund fees	(40,739)	(33,465)
Interest on lease payments	(12,069)	(5,843)
Result from hedging transactions	(6,937)	(6,912)
Other interest and similar expenses	(22,789)	(23,693)
Total	(930,131)	(1,037,329)

(b)	Corresponds to lower income generated by the modification of contractual cash flows due to customer loans rescheduling, see Note 2.3.1.

15.	Fee income from financial services, net
(a)	This caption is comprised of the following:

	For the nine-months period ended September 30,
	2020	2019
	S/(000)	S/(000)
Income
Accounts maintenance, carriage, transfers, and debit and credit card fees	349,888	481,651
Banking services fees	140,236	156,723
Funds management	112,986	104,293
Contingent loans fees	37,699	42,757
Collection services	29,666	30,495
Brokerage and custody services	5,401	7,176
Others	31,377	29,086
Total	707,253	852,181
Expenses
Credit cards	(80,422)	(87,750)
Debtor’s life insurance premiums	(43,102)	(37,273)
Foreign banks fees	(10,223)	(12,748)
Brokerage and custody services	(469)	(467)
Others	(35,481)	(38,395)
Total	(169,697)	(176,633)
Net	537,556	675,548

16.	Other income and (expenses)
(a)	This caption is comprised of the following:

	For the nine-months period ended September 30,
	2020	2019
	S/(000)	S/(000)
Other income
Other technical income from insurance operations	8,582	9,766
Services rendered to third parties	5,590	2,645
Income from ATM rentals	2,896	3,218
Income from investments in associates	2,785	14,092
Other income	16,304	17,977
Total other income	36,157	47,698
Other expenses
Commissions from insurance activities	(25,832)	(25,955)
Sundry technical insurance expenses	(16,370)	(31,519)
Donations	(4,256)	(3,868)
Provision for sundry risk	(3,287)	(2,935)
Expenses related to rental income	(926)	(2,348)
Other expenses	(37,921)	(30,353)
Total other expenses	(88,592)	(96,978)

17.	Insurance premiums and claims

(a)   The caption of net premiums earned is comprised of the following:

	Premiums assumed (1)		Adjustment of technical reserves (2)		Gross premiums (*) (3) = (1) - (2)		Premiums ceded to reinsurers (4)		Net premiums earned (5) = (3) - (4)
	30.09.2020	30.09.2019	30.09.2020	30.09.2019	30.09.2020	30.09.2019	30.09.2020	30.09.2019	30.09.2020	30.09.2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	148,933	214,137	(4,984)	(41,756)	143,949	172,381	—	—	143,949	172,381
Group life	105,729	100,696	265	(417)	105,994	100,279	(3,595)	(3,901)	102,399	96,378
Individual life	100,349	100,436	(38,582)	(58,843)	61,767	41,593	(3,372)	(3,319)	58,395	38,274
Retirement, disability and survival	6,063	10,476	8,726	(74,031)	14,789	(63,555)	(391)	(2,812)	14,398	(66,367)
Others	1	2	1,148	(2,994)	1,149	(2,992)	—	—	1,149	(2,992)
Total life insurance	361,075	425,747	(33,427)	(178,041)	327,648	247,706	(7,358)	(10,032)	320,290	237,674
Total general insurance	67,594	77,512	(171)	(2,690)	67,423	74,822	(130)	(156)	67,293	74,666
Total	428,669	503,259	(33,598)	(180,731)	395,071	322,528	(7,488)	(10,188)	387,583	312,340

(*)	It includes the annual variation of technical reserves and unearned premiums.

(b)	The caption of net claims and benefits incurred for life insurance contracts and others is comprised of the following:

	Gross claims and benefits		Ceded claims and benefits		Net insurance claims and benefits
	30.09.2020	30.09.2019	30.09.2020	30.09.2019	30.09.2020	30.09.2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(460,180)	(439,608)	—	—	(460,180)	(439,608)
Group life	(59,280)	(38,506)	7,186	3,294	(52,094)	(35,212)
Individual life	(12,576)	(6,409)	1,374	2,962	(11,202)	(3,447)
Retirement, disability and survival	(31,324)	(15,410)	4,625	(4,869)	(26,699)	(20,279)
Others	(9,246)	(1,621)	(304)	244	(9,550)	(1,377)
General insurance	(12,906)	(14,067)	(4)	(216)	(12,910)	(14,283)
	(585,512)	(515,621)	12,877	1,415	(572,635)	(514,206)

18.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted (loss) earnings per share, determined and calculated based on the (loss) earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the period	Weighted average number of outstanding shares
	(in thousands)	(in thousands)		(in thousands)
Period 2019
Balance as of January 1, 2019	110,692	110,692	270	110,692
Sale of treasury stock, see Note 1(c)	4,755	4,755	69	1,215
Balance as of September 30, 2019	115,447	115,447		111,907
Net profit for the period S/(000)				1,030,914
Basic and diluted earnings per share (Soles)				9.212
Period 2020
Balance as of January 1, 2020	115,446	115,446	270	115,446
Sale of treasury stock	4	4	129	2
Purchase of treasury stock	(3)	(3)	149	(1)
Balance as of September 30, 2020	115,447	115,447		115,447
Net profit for the period S/(000)				7,258
Basic and diluted earnings per share (Soles)				0.063

19.	Transactions with shareholders, related parties and affiliated entities
(a)	The table below presents the main transactions with shareholders, related parties and affiliated entities as of September 30, 2020 and December 31, 2019:

	30.09.2020	31.12.2019
	S/(000)	S/(000)
Assets
Investments at fair value through profit or loss
Participations - Royalty Pharma	111,900	117,682
Others	102	270
Negotiable certificates of deposit – Financiera Oh! S.A.	—	9,372
	112,002	127,324
Investments at fair value through other comprehensive income
Shares - InRetail Perú Corp.	292,645	285,962
Corporate bonds - InRetail Shopping Malls S.A.	49,315	49,728
Corporate bonds - Colegios Peruanos S.A.	1,273	30,977
	343,233	366,667
Loans, net (b)	1,170,032	1,114,211
Accounts receivable (h)	79,127	77,824
Long-term accounts receivable (g)	39,540	39,141
Accounts receivable related to derivative financial instruments	4,040	817
Other assets (f)	13,994	11,928
Liabilities
Deposits and obligations	806,354	944,561
Other liabilities	164	56
Accounts payable related to derivative financial instruments	—	344
Off-balance sheet accounts
Indirect loans (b)	103,916	134,658

	For the nine-months period ended September 30,
	2020	2019
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	52,829	60,185
Interest and similar expenses	(7,033)	(13,667)
Valuation of financial derivative instruments	3,566	—
Rental income	13,828	18,295
Loss on sale of investment property	—	(5,936)
Administrative expenses	(33,784)	(30,802)
Others, net	7,843	6,173

(b)	As of September 30, 2020 and December 31, 2019, the detail of loans is the following:

	30.09.2020			31.12.2019
	Direct	Indirect	Total	Direct	Indirect	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Controlling	—	—	—	17	—	17
Affiliated	906,110	44,933	951,043	847,993	59,267	907,260
Associates	263,922	58,983	322,905	266,201	75,391	341,592
	1,170,032	103,916	1,273,948	1,114,211	134,658	1,248,869

(c)

As of September 30, 2020 and December 31, 2019, the directors, executives and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and officers of financial entities. As of September 30, 2020 and December 31, 2019, direct loans to employees, directors and officers amounted to S/212,389,000 and S/231,546,000, respectively; said loans are repaid monthly and bear interest at market rates. There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d)	The Group’s key personnel basic remuneration for the nine-months period ended September 30, 2020 and 2019, are presented below:

	For the nine-months period ended September 30,
	2020	2019
	S/(000)	S/(000)
Salaries	17,268	17,691
Board of Directors’ compensations	2,975	1,531
Total	20,243	19,222

(e)

As of September 30, 2020 and December 31, 2019, the Group holds participations in different mutual funds managed by Interfondos that are classified as investment at fair value through profit or loss and amount approximately to S/471,000 and S/701,000, respectively.

(f)

It corresponds mainly to prepaid expenses for spaces ceded to Interbank in the stores of Supermercados Peruanos S.A. for the operation of financial agencies until the year 2030, and for an amount of approximately S/7,194,000 and S/6,628,000 as of September 30, 2020 and December 31, 2019, respectively (see Note 7(a)). Interbank may renew the term of the agreement for an additional term of 15 years.

(g)	It corresponds to a loan with maturity in 2046 and bears interests at market rates.
(h)	As of September 30, 2020 and December 31, 2019, corresponds to a financial lease for the construction of educational facilities in San Juan de Lurigancho and Ate Vitarte districts.
(i)

In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

20.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents three operating segments based on products and services, as follows:

Banking

Mainly loans, credit facilities, deposits and current accounts.

Insurance

It provides annuities and conventional life insurance products, as well as other retail insurance products.

Wealth management

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the interim consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues for the periods as of September 30, 2020 and 2019.

The following table presents the Group’s financial information by business segments for the nine-months period ended September 30, 2020 and 2019:

	2020					2019
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	3,665,387	1,006,150	235,453	(9,606)	4,897,384	3,956,643	884,529	272,758	(118,495)	4,995,435
Inter-segment	(42,600)	—	(2,216)	44,816	—	(62,878)	—	(1,420)	64,298	—
Total income	3,622,787	1,006,150	233,237	35,210	4,897,384	3,893,765	884,529	271,338	(54,197)	4,995,435
Consolidated income statement data
Interest and similar income	3,028,352	479,005	112,280	9,271	3,628,908	3,022,293	456,941	126,999	(8,885)	3,597,348
One-off impact from the modification of contractual cash flows due to the loan rescheduling schemes	(151,143)	—	—	—	(151,143)	—	—	—	—	—
Interest and similar expenses	(821,469)	(65,606)	(40,899)	(2,157)	(930,131)	(936,848)	(54,984)	(45,201)	(296)	(1,037,329)
Net interest and similar income	2,055,740	413,399	71,381	7,114	2,547,634	2,085,445	401,957	81,798	(9,181)	2,560,019
Impairment loss on loans, net of recoveries	(2,066,356)	—	(69)	—	(2,066,425)	(602,908)	—	(49)	—	(602,957)
(Loss) recovery due to impairment on financial investments	(165)	(47,715)	(7,315)	—	(55,195)	42	2,133	(646)	—	1,529
Net interest and similar income after impairment loss	(10,781)	365,684	63,997	7,114	426,014	1,482,579	404,090	81,103	(9,181)	1,958,591
Fee income from financial services, net	456,511	(3,826)	123,513	(38,642)	537,556	607,346	(3,148)	117,314	(45,964)	675,548
Net gain on sale of financial investments	96,087	83,887	(46,769)	—	133,205	28,739	25,767	42,317	—	96,823
Gain from derecognition of financial assets at amortized cost	—	—	—	—	—	8,474	—	—	—	8,474
Other income (**)	235,580	59,501	46,429	19,765	361,275	289,791	92,618	(13,872)	(63,646)	304,891
Total net premiums earned minus claims and benefits	—	(185,052)	—	—	(185,052)	—	(201,855)	—	(11)	(201,866)
Depreciation and amortization	(170,096)	(19,182)	(10,901)	4,344	(195,835)	(168,727)	(16,677)	(13,721)	306	(198,819)
Other expenses	(949,308)	(172,835)	(77,921)	22,053	(1,178,011)	(1,029,650)	(203,179)	(76,440)	43,707	(1,265,562)
(Loss) income before translation result and Income Tax	(342,007)	128,177	98,348	14,634	(100,848)	1,218,552	97,616	136,701	(74,789)	1,378,080
Translation result	(4,798)	(24,731)	(5,795)	(6,746)	(42,070)	(2,272)	(1,888)	(912)	10,316	5,244
Income Tax	147,299	—	(4,088)	5,819	149,030	(325,209)	—	(5,159)	(15,614)	(345,982)
Net profit for the period	(199,506)	103,446	88,465	13,707	6,112	891,071	95,728	130,630	(80,087)	1,037,342
Attributable to:
IFS’s shareholders	(199,506)	103,446	88,465	14,853	7,258	891,071	95,728	130,630	(86,515)	1,030,914
Non-controlling interests	—	—	—	(1,146)	(1,146)	—	—	—	6,428	6,428
	(199,506)	103,446	88,465	13,707	6,112	891,071	95,728	130,630	(80,087)	1,037,342

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)

For the Banking Segment, the caption “Other income” for the nine-months period ended September 30, 2019, includes approximately S/52,580,000, before taxes, as gain on the sale of Interfondos to Inteligo Perú Holding S.A.C., which is eliminated in the accounting consolidation process, see Note 2.2. The net profit (after taxes) amounted to approximately S/32,422,000.

	30.09.2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	136,026	104,038	4,668	—	244,732
Total assets	66,618,530	14,636,151	4,410,336	347,408	86,012,425
Total liabilities	60,702,596	13,813,032	3,516,419	(354,827)	77,677,220

	31.12.2019
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	195,177	69,643	6,769	—	271,589
Total assets	53,019,361	13,917,641	4,098,057	527,234	71,562,293
Total liabilities	46,676,473	12,943,718	3,244,210	(205,556)	62,658,845

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

(i)

The distribution of the Group’s total income based on the location of the customer and its assets, for the nine-months period ended September 30, 2020, is S/4,706,972,000 in Peru and S/190,412,000 in Panama (for the nine-months period ended September 30, 2019, is S/4,769,869,000 in Peru and S/225,566,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets, as of September 30, 2020 is S/81,766,300,000 in Peru and S/4,246,125,000 in Panama (for the year ended December 31, 2019, it is S/67,623,222,000 in Peru and S/3,939,071,000 in Panama).

21.	Financial instruments classification

The financial assets and liabilities of the interim consolidated statement of financial position as of September 30, 2020 and December 31, 2019, are presented below:

	As of September 30, 2020					As of December 31, 2019
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	17,573,070	17,573,070	—	—	—	11,128,875	11,128,875
Inter-bank funds	—	—	—	—	—	—	—	—	85,006	85,006
Financial investments	1,747,541	17,094,635	1,271,326	2,674,377	22,787,879	1,551,537	14,188,473	1,125,722	2,206,986	19,072,718
Loans, net	—	—	—	40,846,479	40,846,479	—	—	—	37,136,853	37,136,853
Due from customers on acceptances	—	—	—	15,693	15,693	—	—	—	139,685	139,685
Others accounts receivable and other assets, net	523,185	—	—	673,562	1,196,747	220,776	—	—	630,430	851,206
	2,270,726	17,094,635	1,271,326	61,783,181	82,419,868	1,772,313	14,188,473	1,125,722	51,327,835	68,414,343
Financial liabilities
Deposits and obligations	—	—	—	45,208,864	45,208,864	—	—	—	38,093,224	38,093,224
Inter-bank funds	—	—	—	—	—	—	—	—	169,138	169,138
Due to banks and correspondents	—	—	—	10,554,998	10,554,998	—	—	—	3,979,637	3,979,637
Bonds, notes and other obligations	—	—	—	7,696,094	7,696,094	—	—	—	6,890,290	6,890,290
Due from customers on acceptances	—	—	—	15,693	15,693	—	—	—	139,685	139,685
Insurance contract liabilities	—	—	—	11,793,254	11,793,254	—	—	—	11,338,810	11,338,810
Others accounts payable, provisions and other liabilities	413,999	—	—	1,861,074	2,275,073	222,305	—	—	1,634,243	1,856,548
	413,999	—	—	77,129,977	77,543,976	222,305	—	—	62,245,027	62,467,332

22.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

In order to manage this risk, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, mitigation and coverage processes that considers the specific needs and regulatory requirements to develop its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and the Management of IFS.

A full description of the Group’s financial risk management is presented in Note 30 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 30.1(d) of the Annual Consolidated Financial Statements.

The information that shows the credit quality and maximum exposure to credit risk of direct loans based on the Group's internal credit rating as of September 30, 2020 and December 31, 2019, are presented in Note 5.

(b)	Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that.

-Are offset in the statement of financial position of the Group; or

-

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the interim consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the interim consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 3.

(b.1)	Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of September 30, 2020 and December 31, 2019, is presented below:

				Related amounts not offset in the interim consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the interim consolidated statement of financial position	Net amounts of financial assets presented in the interim consolidated statement of financial position	Financial instruments (including non-cash collateral)	Cash collateral received (pledged), Note 3(d)	Net amount
Assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2020
Derivatives, Note 7(b)	523,185	—	523,185	(297,219)	(54,002)	171,964
	523,185	—	523,185	(297,219)	(54,002)	171,964
As of December 31, 2019
Derivatives, Note 7(b)	220,776	—	220,776	(134,103)	(42,351)	44,322
	220,776	—	220,776	(134,103)	(42,351)	44,322
Liabilities
As of September 30, 2020
Derivatives, Note 7(b)	413,999	—	413,999	(297,219)	(92,608)	24,172
	413,999	—	413,999	(297,219)	(92,608)	24,172
As of December 31, 2019
Derivatives, Note 7(b)	222,305	—	222,305	(134,103)	(57,816)	30,386
	222,305	—	222,305	(134,103)	(57,816)	30,386

(c)	Foreign exchange risk

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of September 30, 2020, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.595 per US$1 bid and S/3.599 per US$1 ask (S/3.311 and S/3.317 as of December 31, 2019, respectively). As of September 30, 2020, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.597 per US$1 (S/3.314 as of December 31, 2019).

The table below presents the detail of the Group’s position:

	As of September 30, 2020				As of December 31, 2019
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,356,804	7,690,500	525,766	17,573,070	9,386,504	1,311,291	431,080	11,128,875
Inter-bank funds	—	—	—	—	—	85,006	—	85,006
Financial investments	8,435,377	14,320,378	32,124	22,787,879	6,948,954	12,111,165	12,599	19,072,718
Loans, net	10,066,687	30,779,792	—	40,846,479	10,919,233	26,217,620	—	37,136,853
Due from customers on acceptances	15,693	—	—	15,693	128,397	—	11,288	139,685
Other accounts receivable and other assets, net	456,129	738,971	1,647	1,196,747	245,402	604,456	1,348	851,206
	28,330,690	53,529,641	559,537	82,419,868	27,628,490	40,329,538	456,315	68,414,343
Liabilities
Deposits and obligations	16,012,345	28,810,852	385,667	45,208,864	13,840,447	23,888,049	364,728	38,093,224
Inter-bank funds	—	—	—	—	149,137	20,001	—	169,138
Due to banks and correspondents	969,866	9,585,132	—	10,554,998	830,122	3,149,515	—	3,979,637
Bonds, notes and other obligations	6,813,725	882,369	—	7,696,094	5,857,206	1,033,084	—	6,890,290
Due from customers on acceptances	15,693	—	—	15,693	128,397	—	11,288	139,685
Insurance contract liabilities	4,643,337	7,149,917	—	11,793,254	4,234,217	7,104,593	—	11,338,810
Other accounts payable, provisions and other liabilities	788,588	1,481,081	5,404	2,275,073	414,604	1,441,612	332	1,856,548
	29,243,554	47,909,351	391,071	77,543,976	25,454,130	36,636,854	376,348	62,467,332
Forwards position, net	(253,130)	355,666	(102,536)	—	(2,718,082)	2,776,866	(58,784)	—
Currency swaps position, net	110,153	(110,153)	—	—	138,676	(138,676)	—	—
Cross currency swaps position, net	1,914,114	(1,914,114)	—	—	1,763,518	(1,763,518)	—	—
Options position, net	49	(49)	—	—	(37)	37	—	—
Monetary position, net	858,322	3,951,640	65,930	4,875,892	1,358,435	4,567,393	21,183	5,947,011

As of September 30, 2020, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$658,017,000, equivalent to S/2,366,887,000 (US$683,214,000, equivalent to S/2,264,171,000 as of December 31, 2019).

23.	Fair value
(a)

Financial instruments measured at their fair value. The following table presents an analysis of the financial instruments that are measured at their fair value. The amounts are based on the balances presented in the interim consolidated statement of financial position:

	30.09.2020	31.12.2019
	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	1,747,541	1,551,537
Debt instruments measured at fair value through other comprehensive income	16,916,212	14,010,029
Equity instruments measured at fair value through other comprehensive income	1,271,326	1,125,722
Derivatives receivable	523,185	220,776
	20,458,264	16,908,064
Accrued interest	178,423	178,444
Total financial assets	20,636,687	17,086,508
Financial liabilities
Derivatives payable	413,999	222,305

(*)	As of September 30, 2020, and December 31, 2019, correspond mainly to participations in mutual funds and investment funds.

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value:

	30.09.2020		31.12.2019
	Fair value	Book value	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	17,573,070	17,573,070	11,128,875	11,128,875
Inter-bank funds	—	—	85,006	85,006
Investments at amortized cost	2,892,989	2,674,377	2,328,303	2,206,986
Loans, net	42,243,957	40,846,479	38,115,562	37,136,853
Due from customers on acceptances	15,693	15,693	139,685	139,685
Other accounts receivables and other assets, net	673,562	673,562	630,430	630,430
Total	63,399,271	61,783,181	52,427,861	51,327,835
Liabilities
Deposits and obligations	45,219,640	45,208,864	38,099,641	38,093,224
Inter-bank funds	—	—	169,138	169,138
Due to banks and correspondents	10,565,571	10,554,998	3,982,373	3,979,637
Bonds, notes and other obligations	8,148,025	7,696,094	7,118,547	6,890,290
Due from customers on acceptances	15,693	15,693	139,685	139,685
Insurance contract liabilities	11,793,254	11,793,254	11,338,810	11,338,810
Other accounts payable and other liabilities	1,861,074	1,861,074	1,634,243	1,634,243
Total	77,603,257	77,129,977	62,482,437	62,245,027

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of September 30, 2020 and December 31, 2019, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

24.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in trust are not included in the interim consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of yield of the assets under its management.

As of September 30, 2020 and December 31, 2019, the value of the managed off-balance sheet financial assets is as follows:

	30.09.2020	31.12.2019
	S/(000)	S/(000)
Investment funds	14,332,714	13,243,888
Mutual funds	5,547,193	5,049,034
Total	19,879,907	18,292,922